ERSTE

ERSTE GROUP
BANK AG

Graben 21
1010 Vienna
Phone: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Head Office Vienna
Commercial Court Vienna
FN 33209 m
DVR 0031313, Bank Code 20100

FAX-ÜBERMITTLUNG/TRANSMISSION

082-05066

Absender / From:

Datum/date: 30-APR-2009

Mitarbeiter/attn.: Jammalova Marketa 0397 EH
Abteilung/department: 0397
Telefon/phone: +43 (0)5 0100 - 17795
Fax: +43 (0)5 0100 9 - 17795
E-Mail: Marketa.Jammalova@erstegroup.com

SUPPL

Empfänger / To:

Mitarbeiter/attn.:
Fax: 0012027729207 Erste Bank Der Oesterreichischen

Nachricht/Message: Erste Group News: Q1/2009 results

Absender/From		Empfänger/To	
Firma	**Erste Group Bank AG**	Firma	**SEC Headquarters**
Abteilung/Firma dept.	**Group Investor Relations**	Abteilung/Firma dept.	**International Corporate Finance Division**
			Paul Dudek
Mitarbeiter/ attn.		Mitarbeiter/ attn.	**Chief Officer of International Corporate Finance**
Telefon	**+43 (0)5 0100 - 13036**	Fax	**001 202 772 9207**
Fax	**+43 (0)5 0100 - 913036**		
E-Mail	**investor.relations@erstegroup.com**		

Sie erhalten / Transmission consists of 25 Seite(n) einschließlich dieser. / page(s) including this .

Nachricht/Message

09046150

JDE 5/18

„Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)“

Please find attached the IR news of Erste Group Bank AG with the Q1/2009 results.

Best regards,
Group Investor Relations

Erste Group Bank AG

A-1010 Wien, Graben 21
Fax +43 (0)5 0100 - 913112
mailto:investor.relations@erstegroup.com
http://www.erstegroup.com/ir

ERSTE

ERSTE GROUP

Vienna, 30 April 2009

INVESTOR INFORMATION

Erste Group posts net profit of EUR 232 million in Q1 09 – Continued strong operating result; higher risk costs

Highlights[1]:

- Erste Group posted **record operating profit** of EUR 838.5 million in Q1 09 (up 10.3% and 4.4% on Q1 08 and Q4 08, respectively). Strong growth in operating income (EUR 1,814.4 million, up 5.2% and 3.6% on Q1 08 and Q4 08, respectively) and limited cost growth – operating expenses were up by just 1.2% to EUR 975.9 million against Q1 08 and 2.9% compared to Q4 08 – contributed equally.
- **Net interest income and net trading result** were **major operating income drivers** in Q1 09. Despite the absence of loan growth – customer loans remained flat at EUR 126 billion in Q1 09 vs Q4 08 – and thanks to stable net interest margins across all geographies, net interest income remained strong at EUR 1,226.0 million (up 6.5% on Q1 08 although down 8.5% on Q4 08), supported by a strong performance of the Retail & SME segment. The excellent net trading result was mainly due to a strong performance of the fixed income and money markets businesses.
- **Risk costs rose** to EUR 370.2 million (up 127.0% on Q1 08, but down 21.1% on Q4 08) or 117 bps of average customer loans. The NPL ratio (based on total exposure) increased from 2.9% in Q4 08 to 3.3% in Q1 09.
- Erste Group **did not take advantage of reclassifying assets** as a result of the change in accounting rules. Results from all categories of financial assets were primarily impacted by revaluation requirements on the ABS/CDO portfolio: the negative P&L effect in Q1 09 equalled EUR 54.8 million (pre-tax), while the negative impact on shareholders' equity was EUR 88.0 million.
- **Net profit amounted to EUR 232.1 million** in Q1 09 (Q1 08: EUR 315.6 million, Q4 08: EUR -603.4 million). All countries, except for Ukraine, in which Erste Group has only a small presence, remained profitable in Q1 09.
- The **reported tier 1 ratio** improved to **7.8%** at Q1 09 (2008: 7.2%) following the provision underwriting of EUR 1 billion by the Republic of Austria as part of the EUR 2.7 billion participation capital transaction ahead of the completion of the public offer. Risk-weighted assets grew by 2.2% to EUR 106 billion in Q1 09.
- **Successful placement of participation capital.** Erste Group has placed EUR 540 million of participation capital with private and institutional investors. The Republic of Austria has already subscribed for participation capital in a nominal amount of EUR 1.0 billion in March 2009 and will subscribe for additional participation capital in accordance with the agreement in principle. The volume of the participation capital will in aggregate amount to approximately EUR 1.75 bn. Subsequently, an amount of up to EUR 1 bn of hybrid capital is intended to be issued by Erste Bank der oesterreichischen Sparkasssen AG, a 100% subsidiary of Erste Group, to the Republic of Austria. As previously announced, the aggregate volume of participation and hybrid capital shall therefore amount to EUR 2.7 billion on a consolidated basis.

[1] In January 2009, Sparkasse Kufstein joined the *Haftungsverbund* (cross guarantee system of Austrian savings banks) and therefore was included in the consolidated financial statement from this point in time. In addition, Opportunity Bank a.d., Montenegro, acquired by Erste & Steiermärkische banka d.d., and Ringturm KAG were consolidated for the first time as of 31 March 2009. Furthermore, Investbanka a.d. Skopje, Macedonia, acquired by Steiermärkische Bank und Sparkassen AG, has been part of the consolidated financial statement since 1 October 2008 and was not included during the entire reporting period for the previous year. As a result, rates of change show a minor distortion when compared with the previous year.

ERSTE
ERSTE GROUP BANK AG

Graben 21
1010 Vienna
Phone: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Head Office Vienna
Commercial Court Vienna
FN 33209 m
DVR 0031313, Bank Code 20100

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender / From:

Datum/date: 30-APR-2009

Mitarbeiter/attn.: Jammalova Marketa 0397 EH
Abteilung/department: 0397
Telefon/phone: +43 (0)5 0100 - 17795
Fax: +43 (0)5 0100 9 - 17795
E-Mail: Marketa.Jammalova@erstegroup.com

Empfänger / To:

Mitarbeiter/attn.:
Fax: 0012027729207

Nachricht/Message: Erste Group News: Q1/2009 results

Absender/From		Empfänger/To	
Firma	**Erste Group Bank AG**	Firma	**SEC Headquarters**
Abteilung/Firma dept.	**Group Investor Relations**	Abteilung/Firma dept.	**International Corporate Finance Division**
Mitarbeiter/ attn.		Mitarbeiter/ attn.	**Paul Dudek** **Chief Officer of International Corporate Finance**
Telefon	**+43 (0)5 0100 - 13036**	Fax	**001 202 772 9207**
Fax	**+43 (0)5 0100 - 913036**		
E-Mail	**investor.relations@erstegroup.com**		

Sie erhalten 18 Seite(n) einschließlich dieser.
Transmission consists of 18 page(s) including this.

Nachricht/Message

„Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached the IR news of Erste Group Bank AG with the Q1/2009 results.

Best regards,
Group Investor Relations

Erste Group Bank AG

A-1010 Wien, Graben 21
Fax +43 (0)5 0100 - 913112
mailto:investor.relations@erstegroup.com
http://www.erstegroup.com/ir

ERSTE GROUP

Vienna, 30 April 2009

INVESTOR INFORMATION

Erste Group posts net profit of EUR 232 million in Q1 09 – Continued strong operating result; higher risk costs

Highlights[1]:

- Erste Group posted **record operating profit** of EUR 838.5 million in Q1 09 (up 10.3% and 4.4% on Q1 08 and Q4 08, respectively). Strong growth in operating income (EUR 1,814.4 million, up 5.2% and 3.6% on Q1 08 and Q4 08, respectively) and limited cost growth – operating expenses were up by just 1.2% to EUR 975.9 million against Q1 08 and 2.9% compared to Q4 08 – contributed equally.
- **Net interest income and net trading result** were **major operating income drivers** in Q1 09. Despite the absence of loan growth – customer loans remained flat at EUR 126 billion in Q1 09 vs Q4 08 – and thanks to stable net interest margins across all geographies, net interest income remained strong at EUR 1,226.0 million (up 6.5% on Q1 08 although down 8.5% on Q4 08), supported by a strong performance of the Retail & SME segment. The excellent net trading result was mainly due to a strong performance of the fixed income and money markets businesses.
- **Risk costs rose** to EUR 370.2 million (up 127.0% on Q1 08, but down 21.1% on Q4 08) or 117 bps of average customer loans. The NPL ratio (based on total exposure) increased from 2.9% in Q4 08 to 3.3% in Q1 09.
- Erste Group **did not take advantage of reclassifying assets** as a result of the change in accounting rules. Results from all categories of financial assets were primarily impacted by revaluation requirements on the ABS/CDO portfolio: the negative P&L effect in Q1 09 equalled EUR 54.8 million (pre-tax), while the negative impact on shareholders' equity was EUR 88.0 million.
- **Net profit amounted to EUR 232.1 million** in Q1 09 (Q1 08: EUR 315.6 million, Q4 08: EUR -603.4 million). All countries, except for Ukraine, in which Erste Group has only a small presence, remained profitable in Q1 09.
- The **reported tier 1 ratio** improved to 7.8% at Q1 09 (2008: 7.2%) following the provision underwriting of EUR 1 billion by the Republic of Austria as part of the EUR 2.7 billion participation capital transaction ahead of the completion of the public offer. Risk-weighted assets grew by 2.2% to EUR 106 billion in Q1 09.
- **Successful placement of participation capital.** Erste Group has placed EUR 540 million of participation capital with private and institutional investors. The Republic of Austria has already subscribed for participation capital in a nominal amount of EUR 1.0 billion in March 2009 and will subscribe for additional participation capital in accordance with the agreement in principle. The volume of the participation capital will in aggregate amount to approximately EUR 1.75 bn. Subsequently, an amount of up to EUR 1 bn of hybrid capital is intended to be issued by Erste Bank der oesterreichischen Sparkasssen AG, a 100% subsidiary of Erste Group, to the Republic of Austria. As previously announced, the aggregate volume of participation and hybrid capital shall therefore amount to EUR 2.7 billion on a consolidated basis.

[1] In January 2009, Sparkasse Kufstein joined the *Haftungsverbund* (cross guarantee system of Austrian savings banks) and therefore was included in the consolidated financial statement from this point in time. In addition, Opportunity Bank a.d., Montenegro, acquired by Erste & Steiermärkische banka d.d., and Ringturm KAG were consolidated for the first time as of 31 March 2009. Furthermore, Investbanka a.d. Skopje, Macedonia, acquired by Steiermärkische Bank und Sparkassen AG, has been part of the consolidated financial statement since 1 October 2008 and was not included during the entire reporting period for the previous year. As a result, rates of change show a minor distortion when compared with the previous year.

Jammalova Marketa 0397 EH

Von: Jammalova Marketa 0397 EH
Gesendet: Donnerstag, 30. April 2009 07:36
An: '0012027729207'
Betreff: Erste Group News: Q1/2009 results

Absender/From		Empfänger/To	
Firma	**Erste Group Bank AG**	Firma	**SEC Headquarters**
Abteilung/Firma dept.	**Group Investor Relations**	Abteilung/Firma dept.	**International Corporate Finance Division**
Mitarbeiter/ attn.		Mitarbeiter/ attn.	**Paul Dudek** **Chief Officer of International Corporate Finance**
Telefon	**+43 (0)5 0100 - 13036**	Fax	**001 202 772 9207**
Fax	**+43 (0)5 0100 - 913036**		
E-Mail	**investor.relations@erstegroup.com**		

Sie erhalten / Transmission consists of 18 Seite(n) einschließlich dieser. / page(s) including this.

Nachricht/Message
„Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached the IR news of Erste Group Bank AG with the Q1/2009 results.

Best regards,
Group Investor Relations

Erste Group Bank AG

A-1010 Wien, Graben 21
Fax +43 (0)5 0100 - 913112
mailto:investor.relations@erstegroup.com
http://www.erstegroup.com/ir

ERSTE

ERSTE GROUP

Vienna, 30 April 2009

INVESTOR INFORMATION

Erste Group posts net profit of EUR 232 million in Q1 09 – Continued strong operating result; higher risk costs

Highlights[1]:

- Erste Group posted **record operating profit** of EUR 838.5 million in Q1 09 (up 10.3% and 4.4% on Q1 08 and Q4 08, respectively). Strong growth in operating income (EUR 1,814.4 million, up 5.2% and 3.6% on Q1 08 and Q4 08, respectively) and limited cost growth – operating expenses were up by just 1.2% to EUR 975.9 million against Q1 08 and 2.9% compared to Q4 08 – contributed equally.
- **Net interest income and net trading result** were **major operating income drivers** in Q1 09. Despite the absence of loan growth – customer loans remained flat at EUR 126 billion in Q1 09 vs Q4 08 – and thanks to stable net interest margins across all geographies, net interest income remained strong at EUR 1,226.0 million (up 6.5% on Q1 08 although down 8.5% on Q4 08), supported by a strong performance of the Retail & SME segment. The excellent net trading result was mainly due to a strong performance of the fixed income and money markets businesses.
- **Risk costs rose** to EUR 370.2 million (up 127.0% on Q1 08, but down 21.1% on Q4 08) or 117 bps of average customer loans. The NPL ratio (based on total exposure) increased from 2.9% in Q4 08 to 3.3% in Q1 09.
- Erste Group **did not take advantage of reclassifying assets** as a result of the change in accounting rules. Results from all categories of financial assets were primarily impacted by revaluation requirements on the ABS/CDO portfolio: the negative P&L effect in Q1 09 equalled EUR 54.8 million (pre-tax), while the negative impact on shareholders' equity was EUR 88.0 million.
- **Net profit amounted to EUR 232.1 million** in Q1 09 (Q1 08: EUR 315.6 million, Q4 08: EUR -603.4 million). All countries, except for Ukraine, in which Erste Group has only a small presence, remained profitable in Q1 09.
- The **reported tier 1 ratio** improved to **7.8%** at Q1 09 (2008: 7.2%) following the provision underwriting of EUR 1 billion by the Republic of Austria as part of the EUR 2.7 billion participation capital transaction ahead of the completion of the public offer. Risk-weighted assets grew by 2.2% to EUR 106 billion in Q1 09.
- **Successful placement of participation capital.** Erste Group has placed EUR 540 million of participation capital with private and institutional investors. The Republic of Austria has already subscribed for participation capital in a nominal amount of EUR 1.0 billion in March 2009 and will subscribe for additional participation capital in accordance with the agreement in principle. The volume of the participation capital will in aggregate amount to approximately EUR 1.75 bn. Subsequently, an amount of up to EUR 1 bn of hybrid capital is intended to be issued by Erste Bank der oesterreichischen Sparkasssen AG, a 100% subsidiary of Erste Group, to the Republic of Austria. As previously announced, the aggregate volume of participation and hybrid capital shall therefore amount to EUR 2.7 billion on a consolidated basis.

[1] In January 2009, Sparkasse Kufstein joined the *Haftungsverbund* (cross guarantee system of Austrian savings banks) and therefore was included in the consolidated financial statement from this point in time. In addition, Opportunity Bank a.d., Montenegro, acquired by Erste & Steiermärkische banka d.d., and Ringturm KAG were consolidated for the first time as of 31 March 2009. Furthermore, Investbanka a.d. Skopje, Macedonia, acquired by Steiermärkische Bank und Sparkassen AG, has been part of the consolidated financial statement since 1 October 2008 and was not included during the entire reporting period for the previous year. As a result, rates of change show a minor distortion when compared with the previous year.

ERSTE GROUP

Earnings performance in brief

The **operating result** grew by 10.3% to EUR 838.5 million in Q1 09, compared to EUR 760.5 million in Q1 08. This improvement was primarily a result of rising operating income, which increased by 5.2% to EUR 1,814.4 million due to rising net interest income (+6.5% to EUR 1,226.0 million) and a very good net trading result (+74.7% to EUR 143.8 million). **General administrative expenses** only rose slightly by 1.2% to EUR 975.9 million. The **cost/income ratio** improved to 53.8% (full year 2008: 57.2%).

Net profit after minorities declined by 26.5% to EUR 232.1 million, primarily due to higher risk costs – risk provisions amounted to EUR 370.2 million in Q1 09 after EUR 163.1 million in Q1 08. This was a refection of the economic downturn triggered by the financial crisis, which did not affect Q1 08. "Even though the economic downturn has impacted our retail and SME customers in Austria and Central and Eastern Europe, our long-term and cautious business approach has created a solid foundation for successfully coping with the consequences of a long-lasting economic downturn, such as higher risk costs", Andreas Treichl, CEO of Erste Group Bank AG commented on the Q1 09 results.

Return on equity (cash, i.e. after elimination of linear depreciation for the customer base) rose from 10.1% (reported value: 9.6%) in 2008 to the current 11.8% (reported value: 11.4%).

Cash earnings per share stood at EUR 0.71 in Q1 09 (reported value: EUR 0.68), compared with EUR 1.04 (reported value: EUR 1.01) in Q1 08.

Total assets declined slightly in Q1 09 and amounted to EUR 199.1 billion as of 31 March 2009, a fall of 1.2% compared with year-end 2008, resulting from a decrease in interbank business.

Erste Group offered participation capital up to a total nominal value of EUR 2.7 billion for subscription from 15 to 29 April 2009. Of this, the Republic of Austria already underwrote EUR 1 billion in March 2009.

The **solvency ratio** related to credit risk improved from 10.1% as at year-end 2008 to 10.4% as of 31 March 2009 due to the issuance of participation capital in the amount of EUR 1 billion, underwritten by the Republic of Austria. Therefore, it was still comfortably above the legal minimum requirement of 8.0%. The **tier 1 ratio** in relation to credit risk amounted to 7.8% as of 31 March 2009, compared to 7.2% at year-end 2008.

Outlook

"The first quarter results provide a solid base for assessing the position of Erste Group in the current crisis", commented Andreas Treichl on the outlook of Erste Group. "We are convinced that Erste Group's dominant position as a retail bank in all its core markets, supported by a strong deposit base, pricing power and conservative lending policy, offers a sound basis to offset the higher risk costs that inevitably accompany an economic downturn. This assessment is also underpinned by a balanced business mix and the fact that more than 95% of our 17 million customers are residents of EU member countries", Treichl concluded.

Jammalova Marketa 0397 EH

Von: Jammalova Marketa 0397 EH
Gesendet: Donnerstag, 30. April 2009 07:36
An: '0012027729207'
Betreff: Erste Group News: Q1/2009 results

Absender/From		Empfänger/To	
Firma	Erste Group Bank AG	Firma	SEC Headquarters
Abteilung/Firma dept.	Group Investor Relations	Abteilung/Firma dept.	International Corporate Finance Division
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek Chief Officer of International Corporate Finance
Telefon	+43 (0)5 0100 - 13036	Fax	001 202 772 9207
Fax	+43 (0)5 0100 - 913036		
E-Mail	investor.relations@erstegroup.com		

Sie erhalten / Transmission consists of 18 Seite(n) einschließlich dieser. / page(s) including this.

Nachricht/Message
„Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached the IR news of Erste Group Bank AG with the Q1/2009 results.

Best regards,
Group Investor Relations

Erste Group Bank AG

A-1010 Wien, Graben 21
Fax +43 (0)5 0100 - 913112
mailto:investor.relations@erstegroup.com
http://www.erstegroup.com/ir

ERSTE GROUP

Vienna, 30 April 2009

INVESTOR INFORMATION

Erste Group posts net profit of EUR 232 million in Q1 09 – Continued strong operating result; higher risk costs

Highlights[1]**:**

- Erste Group posted **record operating profit** of EUR 838.5 million in Q1 09 (up 10.3% and 4.4% on Q1 08 and Q4 08, respectively). Strong growth in operating income (EUR 1,814.4 million, up 5.2% and 3.6% on Q1 08 and Q4 08, respectively) and limited cost growth – operating expenses were up by just 1.2% to EUR 975.9 million against Q1 08 and 2.9% compared to Q4 08 – contributed equally.
- **Net interest income and net trading result** were **major operating income drivers** in Q1 09. Despite the absence of loan growth – customer loans remained flat at EUR 126 billion in Q1 09 vs Q4 08 – and thanks to stable net interest margins across all geographies, net interest income remained strong at EUR 1,226.0 million (up 6.5% on Q1 08 although down 8.5% on Q4 08), supported by a strong performance of the Retail & SME segment. The excellent net trading result was mainly due to a strong performance of the fixed income and money markets businesses.
- **Risk costs rose** to EUR 370.2 million (up 127.0% on Q1 08, but down 21.1% on Q4 08) or 117 bps of average customer loans. The NPL ratio (based on total exposure) increased from 2.9% in Q4 08 to 3.3% in Q1 09.
- Erste Group **did not take advantage of reclassifying assets** as a result of the change in accounting rules. Results from all categories of financial assets were primarily impacted by revaluation requirements on the ABS/CDO portfolio: the negative P&L effect in Q1 09 equalled EUR 54.8 million (pre-tax), while the negative impact on shareholders' equity was EUR 88.0 million.
- **Net profit amounted to EUR 232.1 million** in Q1 09 (Q1 08: EUR 315.6 million, Q4 08: EUR -603.4 million). All countries, except for Ukraine, in which Erste Group has only a small presence, remained profitable in Q1 09.
- The **reported tier 1 ratio** improved to **7.8%** at Q1 09 (2008: 7.2%) following the provision underwriting of EUR 1 billion by the Republic of Austria as part of the EUR 2.7 billion participation capital transaction ahead of the completion of the public offer. Risk-weighted assets grew by 2.2% to EUR 106 billion in Q1 09.
- **Successful placement of participation capital.** Erste Group has placed EUR 540 million of participation capital with private and institutional investors. The Republic of Austria has already subscribed for participation capital in a nominal amount of EUR 1.0 billion in March 2009 and will subscribe for additional participation capital in accordance with the agreement in principle. The volume of the participation capital will in aggregate amount to approximately EUR 1.75 bn. Subsequently, an amount of up to EUR 1 bn of hybrid capital is intended to be issued by Erste Bank der oesterreichischen Sparkasssen AG, a 100% subsidiary of Erste Group, to the Republic of Austria. As previously announced, the aggregate volume of participation and hybrid capital shall therefore amount to EUR 2.7 billion on a consolidated basis.

[1] In January 2009, Sparkasse Kufstein joined the *Haftungsverbund* (cross guarantee system of Austrian savings banks) and therefore was included in the consolidated financial statement from this point in time. In addition, Opportunity Bank a.d., Montenegro, acquired by Erste & Steiermärkische banka d.d., and Ringturm KAG were consolidated for the first time as of 31 March 2009. Furthermore, Investbanka a.d. Skopje, Macedonia, acquired by Steiermärkische Bank und Sparkassen AG, has been part of the consolidated financial statement since 1 October 2008 and was not included during the entire reporting period for the previous year. As a result, rates of change show a minor distortion when compared with the previous year.

ERSTE GROUP

Earnings performance in brief

The **operating result** grew by 10.3% to EUR 838.5 million in Q1 09, compared to EUR 760.5 million in Q1 08. This improvement was primarily a result of rising operating income, which increased by 5.2% to EUR 1,814.4 million due to rising net interest income (+6.5% to EUR 1,226.0 million) and a very good net trading result (+74.7% to EUR 143.8 million). **General administrative expenses** only rose slightly by 1.2% to EUR 975.9 million. The **cost/income ratio** improved to 53.8% (full year 2008: 57.2%).

Net profit after minorities declined by 26.5% to EUR 232.1 million, primarily due to higher risk costs – risk provisions amounted to EUR 370.2 million in Q1 09 after EUR 163.1 million in Q1 08. This was a refection of the economic downturn triggered by the financial crisis, which did not affect Q1 08. "Even though the economic downturn has impacted our retail and SME customers in Austria and Central and Eastern Europe, our long-term and cautious business approach has created a solid foundation for successfully coping with the consequences of a long-lasting economic downturn, such as higher risk costs", Andreas Treichl, CEO of Erste Group Bank AG commented on the Q1 09 results.

Return on equity (cash, i.e. after elimination of linear depreciation for the customer base) rose from 10.1% (reported value: 9.6%) in 2008 to the current 11.8% (reported value: 11.4%).

Cash earnings per share stood at EUR 0.71 in Q1 09 (reported value: EUR 0.68), compared with EUR 1.04 (reported value: EUR 1.01) in Q1 08.

Total assets declined slightly in Q1 09 and amounted to EUR 199.1 billion as of 31 March 2009, a fall of 1.2% compared with year-end 2008, resulting from a decrease in interbank business.

Erste Group offered participation capital up to a total nominal value of EUR 2.7 billion for subscription from 15 to 29 April 2009. Of this, the Republic of Austria already underwrote EUR 1 billion in March 2009.

The **solvency ratio** related to credit risk improved from 10.1% as at year-end 2008 to 10.4% as of 31 March 2009 due to the issuance of participation capital in the amount of EUR 1 billion, underwritten by the Republic of Austria. Therefore, it was still comfortably above the legal minimum requirement of 8.0%. The **tier 1 ratio** in relation to credit risk amounted to 7.8% as of 31 March 2009, compared to 7.2% at year-end 2008.

Outlook

"The first quarter results provide a solid base for assessing the position of Erste Group in the current crisis", commented Andreas Treichl on the outlook of Erste Group. "We are convinced that Erste Group's dominant position as a retail bank in all its core markets, supported by a strong deposit base, pricing power and conservative lending policy, offers a sound basis to offset the higher risk costs that inevitably accompany an economic downturn. This assessment is also underpinned by a balanced business mix and the fact that more than 95% of our 17 million customers are residents of EU member countries", Treichl concluded.

ERSTE
ERSTE GROUP

I. FINANCIAL PERFORMANCE IN DETAIL

in EUR million	1-3 09	1-3 08	Change
Net interest income	1,226.0	1,151.1	6.5%
Risk provisions for loans and advances	-370.2	-163.1	>100.0%
Net fee and commission income	444.6	491.9	-9.6%
Net trading result	143.8	82.3	74.7%
General administrative expenses	-975.9	-964.8	1.2%
Other result	-94.9	-108.6	12.6%
Pre-tax profit from continuing operations	**373.4**	**488.8**	**-23.6%**
Post-tax profit from discontinuing ops	0.0	4.8	na
Net profit after minorities	**232.1**	**315.6**	**-26.5%**

Net interest income: +6.5% vs Q1 08 (-8.5% vs Q4 08)

In spite of the tense liquidity situation and still cautious credit demand in Q1 09, net interest income increased by 6.5% from EUR 1,151.1 million in Q1 08 to EUR 1,226.0 million.

Net interest margin (net interest income as a percentage of average interest-bearing assets) improved from 2.84% in 2008 to 2.86% in Q1 09. While the net interest margin declined slightly in Central and Eastern Europe (especially in Ukraine, Hungary and Slovakia) from 4.6% to 4.5%, it rose slightly in the Austrian business from 1.8% to 1.9%, in particular in the divisionalised business units Group Markets and Group Corporate & Investment Banking.

Net fee and commission income: -9.6% vs Q1 08 (-7.8% vs Q4 08)

in EUR million	1-3 09	1-3 08	Change
Lending business	74.7	91.2	-18.1%
Payment transfers	192.7	203.4	-5.3%
Card business	44.7	39.6	12.9%
Securities transactions	97.4	126.6	-23.1%
Investment fund transactions	39.1	56.5	-30.8%
Custodial fees	12.7	16.6	-23.5%
Brokerage	45.6	53.5	-14.8%
Insurance brokerage business	27.1	21.5	26.0%
Building society brokerage	9.8	8.8	11.4%
Foreign exchange transactions	7.2	9.9	-27.3%
Investment banking business	3.0	3.2	-6.3%
Other	32.7	27.3	19.8%
Total	**444.6**	**491.9**	**-9.6%**

Net fee and commission income declined by 9.6% in Q1 09 from EUR 491.9 million to EUR 444.6 million. The reduction was the most notable in securities business (-23.1% to EUR 97.4 million). In addition to asset management and fund business, the decline also impacted the investment banking business. The reasons for this were the continued uncertainty across capital markets and declining fund volumes. Net fee income from lending business also decreased in Q1 09 as a result of the slowing new business (-18.1% to EUR 74.7 million).

Net trading result: +74.7% vs Q1 08 (Q4 08: EUR -70.2 million)

The significant increase by 74.7%, from EUR 82.3 million in Q1 08 to EUR 143.8 million in Q1 09 primarily related to the securities business (Q1 09: EUR 76.2 million after EUR 19.3 million in Q1 08). In Q1 08, valuation losses on securities in the trading portfolio resulted in a significant decline in the net trading result.

General administrative expenses: +1.2% vs Q1 08 (+2.9% vs Q4 08)

in EUR million	1-3 09	1-3 08	Change
Personnel expenses	558.6	561.4	-0.5%
Other administrative expenses	329.4	309.8	6.3%
Subtotal	888.0	871.2	1.9%
Depreciation and amortisation	87.9	93.6	-6.1%
Total	**975.9**	**964.8**	**1.2%**

General administrative expenses increased only slightly by 1.2%, from EUR 964.8 million to EUR 975.9 million, whereby around 0.5% of the rise was attributable to the wider scope of consolidation (accession of Sparkasse Kufstein to the *Haftungsverbund* – cross-guarantee system of Austrian savings banks) since January 2009.

Personnel expenses fell slightly by 0.5% (currency-adjusted +3.3%), from EUR 561.4 million to EUR 558.6 million. The decline in headcount had a positive effect as did currency movements, both of which offset annual salary increases.

Headcount[2]

	Mar 09	Dec 08	Change
Employed by Erste Group	**52,385**	**52,648**	**-0.5%**
Austria incl. Haftungsverbund savings banks	16,389	16,278	0.7%
Erste Group, EB Oesterreich and subsidiaries	8,455	8,545	-1.1%
Haftungsverbund savings banks	7,934	7,733	2.6%
Central and Eastern Europe / International	**35,996**	**36,370**	**-1.0%**
Česká spořitelna Group	10,872	10,865	0.1%
Banca Comercială Română Group	9,857	9,985	-1.3%
Slovenská sporitel'ňa Group	4,814	4,953	-2.8%
Erste Bank Hungary Group	3,128	3,255	-3.9%
Erste Bank Croatia Group	2,282	2,061	10.7%
Erste Bank Serbia	985	1,009	-2.4%
Erste Bank Ukraine	1,861	2,120	-12.2%
Other subsidiaries and foreign branch offices	2,197	2,122	3.5%

The main influence on the headcount was the consolidation of an additional savings bank within the Austrian Savings Banks segment as of Q1 09 (+197 employees), the first time consolidation of Opportunity Bank in Montenegro (+213 employees in Erste Bank Croatia) and cost cutting measures in Ukraine.

[2] End of period values.

Jammalova Marketa 0397 EH

Von: Jammalova Marketa 0397 EH
Gesendet: Donnerstag, 30. April 2009 07:36
An: '0012027729207'
Betreff: Erste Group News: Q1/2009 results

Absender/From		**Empfänger/To**	
Firma	**Erste Group Bank AG**	Firma	**SEC Headquarters**
Abteilung/Firma dept.	**Group Investor Relations**	Abteilung/Firma dept.	**International Corporate Finance Division**
Mitarbeiter/ attn.		Mitarbeiter/ attn.	**Paul Dudek** **Chief Officer of International Corporate Finance**
Telefon	**+43 (0)5 0100 - 13036**	Fax	**001 202 772 9207**
Fax	**+43 (0)5 0100 - 913036**		
E-Mail	**investor.relations@erstegroup.com**		

Sie erhalten 18 Seite(n) einschließlich dieser.
Transmission consists of 18 page(s) including this .

Nachricht/Message
„Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached the IR news of Erste Group Bank AG with the Q1/2009 results.

Best regards,
Group Investor Relations

Erste Group Bank AG

A-1010 Wien, Graben 21
Fax +43 (0)5 0100 - 913112
mailto:investor.relations@erstegroup.com
http://www.erstegroup.com/ir

ERSTE

ERSTE GROUP
BANK AG

Graben 21
1010 Vienna
Phone: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Head Office Vienna
Commercial Court Vienna
FN 33209 m
DVR 0031313, Bank Code 20100

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender / From:

Datum/date: 30-APR-2009

Mitarbeiter/attn.: Jammalova Marketa 0397 EH
Abteilung/department: 0397
Telefon/phone: +43 (0)5 0100 - 17795
Fax: +43 (0)5 0100 9 - 17795
E-Mail: Marketa.Jammalova@erstegroup.com

Empfänger / To:

Mitarbeiter/attn.:
Fax: 0012027729207

Nachricht/Message: Erste Group News: Q1/2009 results

Absender/From		Empfänger/To	
Firma	**Erste Group Bank AG**	Firma	**SEC Headquarters**
Abteilung/Firma dept.	**Group Investor Relations**	Abteilung/Firma dept.	**International Corporate Finance Division**
Mitarbeiter/ attn.		Mitarbeiter/ attn.	**Paul Dudek** **Chief Officer of International Corporate Finance**
Telefon	**+43 (0)5 0100 - 13036**	Fax	**001 202 772 9207**
Fax	**+43 (0)5 0100 - 913036**		
E-Mail	**investor.relations@erstegroup.com**		

Sie erhalten 18 Seite(n) einschließlich dieser.
Transmission consists of 18 page(s) including this .

Nachricht/Message

Jammalova Marketa 0397 EH

Von:	Jammalova Marketa 0397 EH
Gesendet:	Donnerstag, 30. April 2009 07:36
An:	'0012027729207'
Betreff:	Erste Group News: Q1/2009 results

Absender/From		**Empfänger/To**	
Firma	**Erste Group Bank AG**	Firma	**SEC Headquarters**
Abteilung/Firma dept.	**Group Investor Relations**	Abteilung/Firma dept.	**International Corporate Finance Division**
Mitarbeiter/ attn.		Mitarbeiter/ attn.	**Paul Dudek** **Chief Officer of International Corporate Finance**
Telefon	**+43 (0)5 0100 - 13036**	Fax	**001 202 772 9207**
Fax	**+43 (0)5 0100 - 913036**		
E-Mail	**investor.relations@erstegroup.com**		

Sie erhalten 18 Seite(n) einschließlich dieser.
Transmission consists of 18 page(s) including this.

Nachricht/Message
„Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached the IR news of Erste Group Bank AG with the Q1/2009 results.

Best regards,
Group Investor Relations

Erste Group Bank AG

A-1010 Wien, Graben 21
Fax +43 (0)5 0100 - 913112
mailto:investor.relations@erstegroup.com
http://www.erstegroup.com/ir

ERSTE GROUP

Vienna, 30 April 2009

INVESTOR INFORMATION

Erste Group posts net profit of EUR 232 million in Q1 09 – Continued strong operating result; higher risk costs

Highlights[1]**:**

- Erste Group posted **record operating profit** of EUR 838.5 million in Q1 09 (up 10.3% and 4.4% on Q1 08 and Q4 08, respectively). Strong growth in operating income (EUR 1,814.4 million, up 5.2% and 3.6% on Q1 08 and Q4 08, respectively) and limited cost growth – operating expenses were up by just 1.2% to EUR 975.9 million against Q1 08 and 2.9% compared to Q4 08 – contributed equally.
- **Net interest income and net trading result** were **major operating income drivers** in Q1 09. Despite the absence of loan growth – customer loans remained flat at EUR 126 billion in Q1 09 vs Q4 08 – and thanks to stable net interest margins across all geographies, net interest income remained strong at EUR 1,226.0 million (up 6.5% on Q1 08 although down 8.5% on Q4 08), supported by a strong performance of the Retail & SME segment. The excellent net trading result was mainly due to a strong performance of the fixed income and money markets businesses.
- **Risk costs rose** to EUR 370.2 million (up 127.0% on Q1 08, but down 21.1% on Q4 08) or 117 bps of average customer loans. The NPL ratio (based on total exposure) increased from 2.9% in Q4 08 to 3.3% in Q1 09.
- Erste Group **did not take advantage of reclassifying assets** as a result of the change in accounting rules. Results from all categories of financial assets were primarily impacted by revaluation requirements on the ABS/CDO portfolio: the negative P&L effect in Q1 09 equalled EUR 54.8 million (pre-tax), while the negative impact on shareholders' equity was EUR 88.0 million.
- **Net profit amounted to EUR 232.1 million** in Q1 09 (Q1 08: EUR 315.6 million, Q4 08: EUR -603.4 million). All countries, except for Ukraine, in which Erste Group has only a small presence, remained profitable in Q1 09.
- The **reported tier 1 ratio** improved to **7.8%** at Q1 09 (2008: 7.2%) following the provision underwriting of EUR 1 billion by the Republic of Austria as part of the EUR 2.7 billion participation capital transaction ahead of the completion of the public offer. Risk-weighted assets grew by 2.2% to EUR 106 billion in Q1 09.
- **Successful placement of participation capital.** Erste Group has placed EUR 540 million of participation capital with private and institutional investors. The Republic of Austria has already subscribed for participation capital in a nominal amount of EUR 1.0 billion in March 2009 and will subscribe for additional participation capital in accordance with the agreement in principle. The volume of the participation capital will in aggregate amount to approximately EUR 1.75 bn. Subsequently, an amount of up to EUR 1 bn of hybrid capital is intended to be issued by Erste Bank der oesterreichischen Sparkasssen AG, a 100% subsidiary of Erste Group, to the Republic of Austria. As previously announced, the aggregate volume of participation and hybrid capital shall therefore amount to EUR 2.7 billion on a consolidated basis.

[1] In January 2009, Sparkasse Kufstein joined the *Haftungsverbund* (cross guarantee system of Austrian savings banks) and therefore was included in the consolidated financial statement from this point in time. In addition, Opportunity Bank a.d., Montenegro, acquired by Erste & Steiermärkische banka d.d., and Ringturm KAG were consolidated for the first time as of 31 March 2009. Furthermore, Investbanka a.d. Skopje, Macedonia, acquired by Steiermärkische Bank und Sparkassen AG, has been part of the consolidated financial statement since 1 October 2008 and was not included during the entire reporting period for the previous year. As a result, rates of change show a minor distortion when compared with the previous year.

ERSTE GROUP
BANK AG

Graben 21
1010 Vienna
Phone: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Head Office Vienna
Commercial Court Vienna
FN 33209 m
DVR 0031313, Bank Code 20100

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender / From:

Datum/date: 30-APR-2009

Mitarbeiter/attn.: Jammalova Marketa 0397 EH
Abteilung/department: 0397
Telefon/phone: +43 (0)5 0100 - 17795
Fax: +43 (0)5 0100 9 - 17795
E-Mail: Marketa.Jammalova@erstegroup.com

Empfänger / To:

Mitarbeiter/attn.:
Fax: 0012027729207

Nachricht/Message: Erste Group News: Q1/2009 results

	Absender/From		Empfänger/To
Firma	**Erste Group Bank AG**	Firma	**SEC Headquarters**
Abteilung/Firma dept.	**Group Investor Relations**	Abteilung/Firma dept.	**International Corporate Finance Division**
Mitarbeiter/ attn.		Mitarbeiter/ attn.	**Paul Dudek** **Chief Officer of International Corporate Finance**
Telefon	**+43 (0)5 0100 - 13036**	Fax	**001 202 772 9207**
Fax	**+43 (0)5 0100 - 913036**		
E-Mail	**investor.relations@erstegroup.com**		

Sie erhalten 18 Seite(n) einschließlich dieser.
Transmission consists of 18 page(s) including this.

Nachricht/Message
„Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)“

Please find attached the IR news of Erste Group Bank AG with the Q1/2009 results.

Best regards,
Group Investor Relations

Erste Group Bank AG

A-1010 Wien, Graben 21
Fax +43 (0)5 0100 - 913112
mailto:investor.relations@erstegroup.com
http://www.erstegroup.com/ir

ERSTE GROUP

Vienna, 30 April 2009

INVESTOR INFORMATION

Erste Group posts net profit of EUR 232 million in Q1 09 – Continued strong operating result; higher risk costs

Highlights[1]:

- Erste Group posted **record operating profit** of EUR 838.5 million in Q1 09 (up 10.3% and 4.4% on Q1 08 and Q4 08, respectively). Strong growth in operating income (EUR 1,814.4 million, up 5.2% and 3.6% on Q1 08 and Q4 08, respectively) and limited cost growth – operating expenses were up by just 1.2% to EUR 975.9 million against Q1 08 and 2.9% compared to Q4 08 – contributed equally.
- **Net interest income and net trading result** were **major operating income drivers** in Q1 09. Despite the absence of loan growth – customer loans remained flat at EUR 126 billion in Q1 09 vs Q4 08 – and thanks to stable net interest margins across all geographies, net interest income remained strong at EUR 1,226.0 million (up 6.5% on Q1 08 although down 8.5% on Q4 08), supported by a strong performance of the Retail & SME segment. The excellent net trading result was mainly due to a strong performance of the fixed income and money markets businesses.
- **Risk costs rose** to EUR 370.2 million (up 127.0% on Q1 08, but down 21.1% on Q4 08) or 117 bps of average customer loans. The NPL ratio (based on total exposure) increased from 2.9% in Q4 08 to 3.3% in Q1 09.
- Erste Group **did not take advantage of reclassifying assets** as a result of the change in accounting rules. Results from all categories of financial assets were primarily impacted by revaluation requirements on the ABS/CDO portfolio: the negative P&L effect in Q1 09 equalled EUR 54.8 million (pre-tax), while the negative impact on shareholders' equity was EUR 88.0 million.
- **Net profit amounted to EUR 232.1 million** in Q1 09 (Q1 08: EUR 315.6 million, Q4 08: EUR -603.4 million). All countries, except for Ukraine, in which Erste Group has only a small presence, remained profitable in Q1 09.
- The **reported tier 1 ratio** improved to **7.8%** at Q1 09 (2008: 7.2%) following the provision underwriting of EUR 1 billion by the Republic of Austria as part of the EUR 2.7 billion participation capital transaction ahead of the completion of the public offer. Risk-weighted assets grew by 2.2% to EUR 106 billion in Q1 09.
- **Successful placement of participation capital.** Erste Group has placed EUR 540 million of participation capital with private and institutional investors. The Republic of Austria has already subscribed for participation capital in a nominal amount of EUR 1.0 billion in March 2009 and will subscribe for additional participation capital in accordance with the agreement in principle. The volume of the participation capital will in aggregate amount to approximately EUR 1.75 bn. Subsequently, an amount of up to EUR 1 bn of hybrid capital is intended to be issued by Erste Bank der oesterreichischen Sparkasssen AG, a 100% subsidiary of Erste Group, to the Republic of Austria. As previously announced, the aggregate volume of participation and hybrid capital shall therefore amount to EUR 2.7 billion on a consolidated basis.

[1] In January 2009, Sparkasse Kufstein joined the *Haftungsverbund* (cross guarantee system of Austrian savings banks) and therefore was included in the consolidated financial statement from this point in time. In addition, Opportunity Bank a.d., Montenegro, acquired by Erste & Steiermärkische banka d.d., and Ringturm KAG were consolidated for the first time as of 31 March 2009. Furthermore, Investbanka a.d. Skopje, Macedonia, acquired by Steiermärkische Bank und Sparkassen AG, has been part of the consolidated financial statement since 1 October 2008 and was not included during the entire reporting period for the previous year. As a result, rates of change show a minor distortion when compared with the previous year.

ERSTE GROUP

Earnings performance in brief

The **operating result** grew by 10.3% to EUR 838.5 million in Q1 09, compared to EUR 760.5 million in Q1 08. This improvement was primarily a result of rising operating income, which increased by 5.2% to EUR 1,814.4 million due to rising net interest income (+6.5% to EUR 1,226.0 million) and a very good net trading result (+74.7% to EUR 143.8 million). **General administrative expenses** only rose slightly by 1.2% to EUR 975.9 million. The **cost/income ratio** improved to 53.8% (full year 2008: 57.2%).

Net profit after minorities declined by 26.5% to EUR 232.1 million, primarily due to higher risk costs – risk provisions amounted to EUR 370.2 million in Q1 09 after EUR 163.1 million in Q1 08. This was a refection of the economic downturn triggered by the financial crisis, which did not affect Q1 08. "Even though the economic downturn has impacted our retail and SME customers in Austria and Central and Eastern Europe, our long-term and cautious business approach has created a solid foundation for successfully coping with the consequences of a long-lasting economic downturn, such as higher risk costs", Andreas Treichl, CEO of Erste Group Bank AG commented on the Q1 09 results.

Return on equity (cash, i.e. after elimination of linear depreciation for the customer base) rose from 10.1% (reported value: 9.6%) in 2008 to the current 11.8% (reported value: 11.4%).

Cash earnings per share stood at EUR 0.71 in Q1 09 (reported value: EUR 0.68), compared with EUR 1.04 (reported value: EUR 1.01) in Q1 08.

Total assets declined slightly in Q1 09 and amounted to EUR 199.1 billion as of 31 March 2009, a fall of 1.2% compared with year-end 2008, resulting from a decrease in interbank business.

Erste Group offered participation capital up to a total nominal value of EUR 2.7 billion for subscription from 15 to 29 April 2009. Of this, the Republic of Austria already underwrote EUR 1 billion in March 2009.

The **solvency ratio** related to credit risk improved from 10.1% as at year-end 2008 to 10.4% as of 31 March 2009 due to the issuance of participation capital in the amount of EUR 1 billion, underwritten by the Republic of Austria. Therefore, it was still comfortably above the legal minimum requirement of 8.0%. The **tier 1 ratio** in relation to credit risk amounted to 7.8% as of 31 March 2009, compared to 7.2% at year-end 2008.

Outlook

"The first quarter results provide a solid base for assessing the position of Erste Group in the current crisis", commented Andreas Treichl on the outlook of Erste Group. "We are convinced that Erste Group's dominant position as a retail bank in all its core markets, supported by a strong deposit base, pricing power and conservative lending policy, offers a sound basis to offset the higher risk costs that inevitably accompany an economic downturn. This assessment is also underpinned by a balanced business mix and the fact that more than 95% of our 17 million customers are residents of EU member countries", Treichl concluded.

I. FINANCIAL PERFORMANCE IN DETAIL

in EUR million	1-3 09	1-3 08	Change
Net interest income	1,226.0	1,151.1	6.5%
Risk provisions for loans and advances	-370.2	-163.1	>100.0%
Net fee and commission income	444.6	491.9	-9.6%
Net trading result	143.8	82.3	74.7%
General administrative expenses	-975.9	-964.8	1.2%
Other result	-94.9	-108.6	12.6%
Pre-tax profit from continuing operations	**373.4**	**488.8**	**-23.6%**
Post-tax profit from discontinuing ops	0.0	4.8	na
Net profit after minorities	**232.1**	**315.6**	**-26.5%**

Net interest income: +6.5% vs Q1 08 (-8.5% vs Q4 08)

In spite of the tense liquidity situation and still cautious credit demand in Q1 09, net interest income increased by 6.5% from EUR 1,151.1 million in Q1 08 to EUR 1,226.0 million.

Net interest margin (net interest income as a percentage of average interest-bearing assets) improved from 2.84% in 2008 to 2.86% in Q1 09. While the net interest margin declined slightly in Central and Eastern Europe (especially in Ukraine, Hungary and Slovakia) from 4.6% to 4.5%, it rose slightly in the Austrian business from 1.8% to 1.9%, in particular in the divisionalised business units Group Markets and Group Corporate & Investment Banking.

Net fee and commission income: -9.6% vs Q1 08 (-7.8% vs Q4 08)

in EUR million	1-3 09	1-3 08	Change
Lending business	74.7	91.2	-18.1%
Payment transfers	192.7	203.4	-5.3%
Card business	44.7	39.6	12.9%
Securities transactions	97.4	126.6	-23.1%
Investment fund transactions	39.1	56.5	-30.8%
Custodial fees	12.7	16.6	-23.5%
Brokerage	45.6	53.5	-14.8%
Insurance brokerage business	27.1	21.5	26.0%
Building society brokerage	9.8	8.8	11.4%
Foreign exchange transactions	7.2	9.9	-27.3%
Investment banking business	3.0	3.2	-6.3%
Other	32.7	27.3	19.8%
Total	**444.6**	**491.9**	**-9.6%**

Net fee and commission income declined by 9.6% in Q1 09 from EUR 491.9 million to EUR 444.6 million. The reduction was the most notable in securities business (-23.1% to EUR 97.4 million). In addition to asset management and fund business, the decline also impacted the investment banking business. The reasons for this were the continued uncertainty across capital markets and declining fund volumes. Net fee income from lending business also decreased in Q1 09 as a result of the slowing new business (-18.1% to EUR 74.7 million).

centrica

URGENT FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	30 April, 2009
Fax:	001 202 772 9207		
From:	Secretariat	**No. of pages**	**3** (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

30 April 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

30 April 2009

Centrica plc

Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 66,200,000 ordinary shares of 6 14/81 pence each ("shares") to be admitted to the Official List.

It is expected that admission will be granted on 5 May 2009 and that trading will commence 6 May 2009.

These shares are being reserved under a block listing and will be issued as a result of the award of shares pursuant to the following scheme:

Schemes	Shares
Centrica Sharesave Scheme	36,000,000
Centrica Executive Share Option Scheme	10,000,000
Centrica Long Term Incentive Scheme	10,000,000
Centrica Shares Award Scheme	5,000,000
Centrica Share Incentive Plan	5,000,000
Centrica North American Employee Share Purchase Plan	200,000

When issued, these shares will rank pari passu with the existing ordinary shares.

APPROVED

29 APRIL 09

ERSTE GROUP BANK AG

Graben 21
1010 Vienna
Phone: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Head Office Vienna
Commercial Court Vienna
FN 33209 m
DVR 0031313, Bank Code 20100

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender / From:

Datum/date: 30-APR-2009

Mitarbeiter/attn.: Jammalova Marketa 0397 EH
Abteilung/department: 0397
Telefon/phone: +43 (0)5 0100 - 17795
Fax: +43 (0)5 0100 9 - 17795
E-Mail: Marketa.Jammalova@erstegroup.com

Empfänger / To:

Mitarbeiter/attn.:
Fax: 0012027729207

Nachricht/Message: Erste Group News: Q1/2009 results

Absender/From		Empfänger/To	
Firma	**Erste Group Bank AG**	Firma	**SEC Headquarters**
Abteilung/Firma dept.	**Group Investor Relations**	Abteilung/Firma dept.	**International Corporate Finance Division**
Mitarbeiter/ attn.		Mitarbeiter/ attn.	**Paul Dudek** **Chief Officer of International Corporate Finance**
Telefon	**+43 (0)5 0100 - 13036**	Fax	**001 202 772 9207**
Fax	**+43 (0)5 0100 - 913036**		
E-Mail	**investor.relations@erstegroup.com**		

Sie erhalten / Transmission consists of 18 Seite(n) einschließlich dieser. / page(s) including this .

Nachricht/Message
„Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)“

Please find attached the IR news of Erste Group Bank AG with the Q1/2009 results.

Best regards,
Group Investor Relations

I. FINANCIAL PERFORMANCE IN DETAIL

in EUR million	1-3 09	1-3 08	Change
Net interest income	1,226.0	1,151.1	6.5%
Risk provisions for loans and advances	-370.2	-163.1	>100.0%
Net fee and commission income	444.6	491.9	-9.6%
Net trading result	143.8	82.3	74.7%
General administrative expenses	-975.9	-964.8	1.2%
Other result	-94.9	-108.6	12.6%
Pre-tax profit from continuing operations	**373.4**	**488.8**	**-23.6%**
Post-tax profit from discontinuing ops	0.0	4.8	na
Net profit after minorities	**232.1**	**315.6**	**-26.5%**

Net interest income: +6.5% vs Q1 08 (-8.5% vs Q4 08)

In spite of the tense liquidity situation and still cautious credit demand in Q1 09, net interest income increased by 6.5% from EUR 1,151.1 million in Q1 08 to EUR 1,226.0 million.

Net interest margin (net interest income as a percentage of average interest-bearing assets) improved from 2.84% in 2008 to 2.86% in Q1 09. While the net interest margin declined slightly in Central and Eastern Europe (especially in Ukraine, Hungary and Slovakia) from 4.6% to 4.5%, it rose slightly in the Austrian business from 1.8% to 1.9%, in particular in the divisionalised business units Group Markets and Group Corporate & Investment Banking.

Net fee and commission income: -9.6% vs Q1 08 (-7.8% vs Q4 08)

in EUR million	1-3 09	1-3 08	Change
Lending business	74.7	91.2	-18.1%
Payment transfers	192.7	203.4	-5.3%
Card business	44.7	39.6	12.9%
Securities transactions	97.4	126.6	-23.1%
Investment fund transactions	39.1	56.5	-30.8%
Custodial fees	12.7	16.6	-23.5%
Brokerage	45.6	53.5	-14.8%
Insurance brokerage business	27.1	21.5	26.0%
Building society brokerage	9.8	8.8	11.4%
Foreign exchange transactions	7.2	9.9	-27.3%
Investment banking business	3.0	3.2	-6.3%
Other	32.7	27.3	19.8%
Total	**444.6**	**491.9**	**-9.6%**

Net fee and commission income declined by 9.6% in Q1 09 from EUR 491.9 million to EUR 444.6 million. The reduction was the most notable in securities business (-23.1% to EUR 97.4 million). In addition to asset management and fund business, the decline also impacted the investment banking business. The reasons for this were the continued uncertainty across capital markets and declining fund volumes. Net fee income from lending business also decreased in Q1 09 as a result of the slowing new business (-18.1% to EUR 74.7 million).

ERSTE GROUP

Net trading result: +74.7% vs Q1 08 (Q4 08: EUR -70.2 million)

The significant increase by 74.7%, from EUR 82.3 million in Q1 08 to EUR 143.8 million in Q1 09 primarily related to the securities business (Q1 09: EUR 76.2 million after EUR 19.3 million in Q1 08). In Q1 08, valuation losses on securities in the trading portfolio resulted in a significant decline in the net trading result.

General administrative expenses: +1.2% vs Q1 08 (+2.9% vs Q4 08)

in EUR million	1-3 09	1-3 08	Change
Personnel expenses	558.6	561.4	-0.5%
Other administrative expenses	329.4	309.8	6.3%
Subtotal	888.0	871.2	1.9%
Depreciation and amortisation	87.9	93.6	-6.1%
Total	**975.9**	**964.8**	**1.2%**

General administrative expenses increased only slightly by 1.2%, from EUR 964.8 million to EUR 975.9 million, whereby around 0.5% of the rise was attributable to the wider scope of consolidation (accession of Sparkasse Kufstein to the *Haftungsverbund* – cross-guarantee system of Austrian savings banks) since January 2009.

Personnel expenses fell slightly by 0.5% (currency-adjusted +3.3%), from EUR 561.4 million to EUR 558.6 million. The decline in headcount had a positive effect as did currency movements, both of which offset annual salary increases.

Headcount[2]

	Mar 09	Dec 08	Change
Employed by Erste Group	**52,385**	**52,648**	**-0.5%**
Austria incl. Haftungsverbund savings banks	16,389	16,278	0.7%
Erste Group, EB Oesterreich and subsidiaries	8,455	8,545	-1.1%
Haftungsverbund savings banks	7,934	7,733	2.6%
Central and Eastern Europe / International	**35,996**	**36,370**	**-1.0%**
Česká spořitelna Group	10,872	10,865	0.1%
Banca Comercială Română Group	9,857	9,985	-1.3%
Slovenská sporiteľňa Group	4,814	4,953	-2.8%
Erste Bank Hungary Group	3,128	3,255	-3.9%
Erste Bank Croatia Group	2,282	2,061	10.7%
Erste Bank Serbia	985	1,009	-2.4%
Erste Bank Ukraine	1,861	2,120	-12.2%
Other subsidiaries and foreign branch offices	2,197	2,122	3.5%

The main influence on the headcount was the consolidation of an additional savings bank within the Austrian Savings Banks segment as of Q1 09 (+197 employees), the first time consolidation of Opportunity Bank in Montenegro (+213 employees in Erste Bank Croatia) and cost cutting measures in Ukraine.

[2] End of period values.

Other administrative expenses increased by 6.3% (currency-adjusted +12.4%), from EUR 309.8 million to EUR 329.4 million in Q1 09, with a particular increase in other administrative expenses in Romania, Slovakia and Austria. An above-average increase took place in IT costs (+24.3% to EUR 95.9 million). Among others, these related to the changeover and maintenance of the core banking system in Slovakia, as well as costs incurred for the implementation of Group projects.

Continuing the trend of earlier periods, **depreciation of fixed assets** also declined slightly in Q1 09 (-6.1% from EUR 93.6 million to EUR 87.9 million).

Operating result: +10.3% vs Q1 08 (+4.4% vs Q4 08)

Based on the rise in **operating income** (+5.2%), from EUR 1,725.3 million to EUR 1,814.4 million, and a slight increase in **general administrative expenses** (+1.2%), from EUR 964.8 million to EUR 975.9 million, the **operating result** improved by 10.3%, from EUR 760.5 million in Q1 2008 to EUR 838.5 million in Q1 2009.

Risk provisions: +127.0% vs Q1 08 (-21.1% vs Q4 08)

This line item increased considerably, by 127.0%, from EUR 163.1 million to EUR 370.2 million (net effect of allocation and release of provisions for lending business, costs from writing off loans and income from the repayment of loans already written off). The reason for creating these additional risk provisions was a conservative provisioning strategy against the background of deteriorating macroeconomic conditions and the anticipated rise in credit defaults. Risk costs in relation to average customer loans amounted to 117 basis points in Q1 09 (Q1 08: 56 bps).

Other operating result

Other operating result worsened from EUR -22.9 million to EUR -39.9 million in Q1 09. This item specifically included the linear depreciation on intangible assets (customer base) of EUR 15.8 million, as well as costs for contributions to the deposit guarantee schemes – in a year-on-year quarterly comparison, these rose by 15.9% to EUR 12.4 million. In Q1 08, other operating income included proceeds from the sale of real estate (among others, the sale of the former administration building in Croatia).

Results from financial assets

The total balance from all categories of financial assets developed positively. While an overall negative result of EUR 85.7 million was achieved in Q1 08, the negative balance was significantly lower in Q1 09 at EUR 55.0 million. Although the revaluation requirements of structured products increased in Q1 09, lower valuation losses for securities in the fair value portfolio compared to Q1 08 had a positive effect on the results from financial assets.

The market value of Erste Group's (including the savings banks') ABS/CDO portfolio, amounted to about EUR 1.8 billion as of 31 March 2009, following EUR 2.0 billion at year-end 2008. In Q1 09, there was a P&L revaluation requirement of EUR -54.8 million or EUR -42.5 million after tax and minorities (Q1 08: EUR -32.8 million and EUR -26.2 million, respectively) in the fair value portfolio. In the available for sale portfolio, mark-to-market valuation in Q1 09 resulted in a decline of EUR 88.0 million (Q1 08: EUR 75.3 million), booked against equity. Given the underlying performance of the portfolio, no impairment continued to be required.

Pre-tax profit and net profit after minority interests:

Pre-tax profit from continuing operations fell by 23.6%, from EUR 488.8 million to EUR 373.4 million, mainly due to higher risk costs.

Net profit after minorities **declined by 26.5% from EUR 315.6 million to EUR 232.1 million.**

II. BALANCE SHEET DEVELOPMENT

in EUR million	Mar 09	Dec 08	Change
Loans and advances to credit institutions	12,088	14,344	-15.7%
Loans and advances to customers	126,337	126,185	0.1%
Risk provisions for loans and advances	-4,008	-3,783	5.9%
Trading and other financial assets	42,775	41,770	2.4%
Other assets	21,879	22,925	-4.6%
Total assets	**199,071**	**201,441**	**-1.2%**

The wider scope of consolidation at Erste Group had a positive effect on **total assets** (EUR +1.1 billion), through the addition of Sparkasse Kufstein to the *Haftungsverbund* (cross-guarantee system of the Austrian savings banks). Overall, **total assets** of Erste Group fell by 1.2%, from EUR 201.4 billion at year-end 2008 to EUR 199.1 billion, particularly due to the decline of inter-bank business and currency movements.

Loans and advances to credit institutions **fell by 15.7%, from EUR 14.3 billion to EUR 12.1 billion.**

Loans and advances to customers as of 31 March 2009 remained virtually unchanged on the value at year-end 2008 (+0.1% to EUR 126.3 billion), mainly due to currency movements and slowing credit growth.

Due to new allocations as a result of the difficult credit environment, the level of **risk provisions** increased from EUR 3.8 billion to EUR 4.0 billion. The ratio of non-performing loans (NPL) to total exposure increased from 2.9% to 3.3% in Q1 09.

The **securities investments** in the various categories of financial assets increased by 2.0%, from EUR 34.2 billion at the end of 2008 to EUR 34.9 billion. The increase mainly related to the available-for-sale portfolio and in particular to bonds that were required for liquidity purposes, while the fair value portfolio decreased slightly.

in EUR million	Mar 09	Dec 08	Change
Deposits by banks	30,747	34,672	-11.3%
Customer deposits	108,707	109,305	-0.5%
Debt securities in issue	30,951	30,483	1.5%
Other liabilities	10,536	9,839	7.1%
Subordinated liabilities	6,070	6,047	0.4%
Total equity	12,060	11,095	8.7%
Shareholder's equity	8,895	8,079	10.1%
Minority interests	3,165	3,016	4.9%
Total liabilities and equity	**199,071**	**201,441**	**-1.2%**

Customer deposits **declined moderately,** by 0.5% from EUR 109.3 billion at the end of 2008 to EUR 108.7 billion. The decrease versus year-end 2008 was mainly due to currency devaluation and the euro adoption in Slovakia as of 1 January 2009, which led to a strong rise in deposits towards year-end 2008.

The loan-to-deposit ratio amounted to 116.2% as at 31 March 2009 and was therefore slightly above the year end 2008 level of 115.4%.

Debt securities in issue grew by 1.5%, from EUR 30.5 billion to EUR 31.0 billion.

As a result of issuing participation capital of EUR 1 billion, **total capital** of Erste Group increased by 8.7%, from EUR 11.1 billion to EUR 12.1 billion.

The risk-weighted assets (RWA) increased from EUR 103.7 billion to EUR 106.0 billion as at 31 March 2009.

Total **own funds** of Erste Group according to the Austrian Banking Act amounted to EUR 12.3 billion as of 31 March 2009 (31 December 2008: EUR 11.8 billion). The rise is largely due to the issuance of participation capital in the amount of EUR 1 billion. The coverage ratio in relation to the statutory minimum requirement at this date (EUR 9.7 billion) stood at 126% (year-end 2008: 123%).

After deductions in accordance with the Austrian Banking Act as a result of issuing participation capital, **tier 1 capital** stood at EUR 8.2 billion (year-end 2008: EUR 7.4 billion).

The **tier 1 ratio**, in relation to the credit risk (tier 1 capital after deductions in accordance with the Austrian Banking Act, in relation to the assessment basis for the credit risk pursuant to Article 22 sec. 2 Austrian Banking Act) resulted in a value of 7.8%. Including capital requirements for market and operational risk (prior to deduction of items in accordance with the Austrian Banking Act), the tier 1 ratio as of 31 March 2009 equalled 7.0%. Further adjusted for hybrid capital, the tier 1 ratio amounted to 5.9%.

The **solvency ratio in relation to credit risk** (total own funds less non-credit risk capital requirements – especially settlement risks, operational risks and position risks in the trading book and foreign currency positions – as a percentage of the assessment base for credit risk pursuant to Article 22 sec. 2 of the Austrian Banking Act) amounted to 10.4% as of 31 March 2009 (year-end 2008: 10.1%), significantly above the legal minimum requirement of 8.0%.

ERSTE GROUP BANK AG

Graben 21
1010 Vienna
Phone: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Head Office Vienna
Commercial Court Vienna
FN 33209 m
DVR 0031313, Bank Code 20100

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender / From:

Datum/date: 30-APR-2009

Mitarbeiter/attn.: Jammalova Marketa 0397 EH
Abteilung/department: 0397
Telefon/phone: +43 (0)5 0100 - 17795
Fax: +43 (0)5 0100 9 - 17795
E-Mail: Marketa.Jammalova@erstegroup.com

Empfänger / To:

Mitarbeiter/attn.:
Fax: 0012027729207

Nachricht/Message: Erste Group News: Q1/2009 results

Absender/From		Empfänger/To	
Firma	**Erste Group Bank AG**	Firma	**SEC Headquarters**
Abteilung/Firma dept.	**Group Investor Relations**	Abteilung/Firma dept.	**International Corporate Finance Division**
Mitarbeiter/ attn.		Mitarbeiter/ attn.	**Paul Dudek** **Chief Officer of International Corporate Finance**
Telefon	**+43 (0)5 0100 - 13036**	Fax	**001 202 772 9207**
Fax	**+43 (0)5 0100 - 913036**		
E-Mail	**investor.relations@erstegroup.com**		

Sie erhalten 18 Seite(n) einschließlich dieser.
Transmission consists of 18 page(s) including this.

Nachricht/Message
„Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached the IR news of Erste Group Bank AG with the Q1/2009 results.

Best regards,
Group Investor Relations

Erste Group Bank AG

A-1010 Wien, Graben 21
Fax +43 (0)5 0100 - 913112
mailto:investor.relations@erstegroup.com
http://www.erstegroup.com/ir

ERSTE GROUP

Vienna, 30 April 2009

INVESTOR INFORMATION

Erste Group posts net profit of EUR 232 million in Q1 09 – Continued strong operating result; higher risk costs

Highlights[1]:

- Erste Group posted **record operating profit** of EUR 838.5 million in Q1 09 (up 10.3% and 4.4% on Q1 08 and Q4 08, respectively). Strong growth in operating income (EUR 1,814.4 million, up 5.2% and 3.6% on Q1 08 and Q4 08, respectively) and limited cost growth – operating expenses were up by just 1.2% to EUR 975.9 million against Q1 08 and 2.9% compared to Q4 08 – contributed equally.
- **Net interest income and net trading result** were **major operating income drivers** in Q1 09. Despite the absence of loan growth – customer loans remained flat at EUR 126 billion in Q1 09 vs Q4 08 – and thanks to stable net interest margins across all geographies, net interest income remained strong at EUR 1,226.0 million (up 6.5% on Q1 08 although down 8.5% on Q4 08), supported by a strong performance of the Retail & SME segment. The excellent net trading result was mainly due to a strong performance of the fixed income and money markets businesses.
- **Risk costs rose** to EUR 370.2 million (up 127.0% on Q1 08, but down 21.1% on Q4 08) or 117 bps of average customer loans. The NPL ratio (based on total exposure) increased from 2.9% in Q4 08 to 3.3% in Q1 09.
- Erste Group **did not take advantage of reclassifying assets** as a result of the change in accounting rules. Results from all categories of financial assets were primarily impacted by revaluation requirements on the ABS/CDO portfolio: the negative P&L effect in Q1 09 equalled EUR 54.8 million (pre-tax), while the negative impact on shareholders' equity was EUR 88.0 million.
- **Net profit amounted to EUR 232.1 million** in Q1 09 (Q1 08: EUR 315.6 million, Q4 08: EUR -603.4 million). All countries, except for Ukraine, in which Erste Group has only a small presence, remained profitable in Q1 09.
- The **reported tier 1 ratio** improved to **7.8%** at Q1 09 (2008: 7.2%) following the provision underwriting of EUR 1 billion by the Republic of Austria as part of the EUR 2.7 billion participation capital transaction ahead of the completion of the public offer. Risk-weighted assets grew by 2.2% to EUR 106 billion in Q1 09.
- **Successful placement of participation capital.** Erste Group has placed EUR 540 million of participation capital with private and institutional investors. The Republic of Austria has already subscribed for participation capital in a nominal amount of EUR 1.0 billion in March 2009 and will subscribe for additional participation capital in accordance with the agreement in principle. The volume of the participation capital will in aggregate amount to approximately EUR 1.75 bn. Subsequently, an amount of up to EUR 1 bn of hybrid capital is intended to be issued by Erste Bank der oesterreichischen Sparkasssen AG, a 100% subsidiary of Erste Group, to the Republic of Austria. As previously announced, the aggregate volume of participation and hybrid capital shall therefore amount to EUR 2.7 billion on a consolidated basis.

[1] In January 2009, Sparkasse Kufstein joined the *Haftungsverbund* (cross guarantee system of Austrian savings banks) and therefore was included in the consolidated financial statement from this point in time. In addition, Opportunity Bank a.d., Montenegro, acquired by Erste & Steiermärkische banka d.d., and Ringturm KAG were consolidated for the first time as of 31 March 2009. Furthermore, Investbanka a.d. Skopje, Macedonia, acquired by Steiermärkische Bank und Sparkassen AG, has been part of the consolidated financial statement since 1 October 2008 and was not included during the entire reporting period for the previous year. As a result, rates of change show a minor distortion when compared with the previous year.

ERSTE GROUP

Earnings performance in brief

The **operating result** grew by 10.3% to EUR 838.5 million in Q1 09, compared to EUR 760.5 million in Q1 08. This improvement was primarily a result of rising operating income, which increased by 5.2% to EUR 1,814.4 million due to rising net interest income (+6.5% to EUR 1,226.0 million) and a very good net trading result (+74.7% to EUR 143.8 million). **General administrative expenses** only rose slightly by 1.2% to EUR 975.9 million. The **cost/income ratio** improved to 53.8% (full year 2008: 57.2%).

Net profit after minorities declined by 26.5% to EUR 232.1 million, primarily due to higher risk costs – risk provisions amounted to EUR 370.2 million in Q1 09 after EUR 163.1 million in Q1 08. This was a refection of the economic downturn triggered by the financial crisis, which did not affect Q1 08. "Even though the economic downturn has impacted our retail and SME customers in Austria and Central and Eastern Europe, our long-term and cautious business approach has created a solid foundation for successfully coping with the consequences of a long-lasting economic downturn, such as higher risk costs", Andreas Treichl, CEO of Erste Group Bank AG commented on the Q1 09 results.

Return on equity (cash, i.e. after elimination of linear depreciation for the customer base) rose from 10.1% (reported value: 9.6%) in 2008 to the current 11.8% (reported value: 11.4%).

Cash earnings per share stood at EUR 0.71 in Q1 09 (reported value: EUR 0.68), compared with EUR 1.04 (reported value: EUR 1.01) in Q1 08.

Total assets declined slightly in Q1 09 and amounted to EUR 199.1 billion as of 31 March 2009, a fall of 1.2% compared with year-end 2008, resulting from a decrease in interbank business.

Erste Group offered participation capital up to a total nominal value of EUR 2.7 billion for subscription from 15 to 29 April 2009. Of this, the Republic of Austria already underwrote EUR 1 billion in March 2009.

The **solvency ratio** related to credit risk improved from 10.1% as at year-end 2008 to 10.4% as of 31 March 2009 due to the issuance of participation capital in the amount of EUR 1 billion, underwritten by the Republic of Austria. Therefore, it was still comfortably above the legal minimum requirement of 8.0%. The **tier 1 ratio** in relation to credit risk amounted to 7.8% as of 31 March 2009, compared to 7.2% at year-end 2008.

Outlook

"The first quarter results provide a solid base for assessing the position of Erste Group in the current crisis", commented Andreas Treichl on the outlook of Erste Group. "We are convinced that Erste Group's dominant position as a retail bank in all its core markets, supported by a strong deposit base, pricing power and conservative lending policy, offers a sound basis to offset the higher risk costs that inevitably accompany an economic downturn. This assessment is also underpinned by a balanced business mix and the fact that more than 95% of our 17 million customers are residents of EU member countries", Treichl concluded.

Fax

3 London Wall Buildings
London Wall
London EC2M 5SY
Tel +44 (0)20 7638 9571
Fax +44 (0)20 7628 3444

RECEIVED
2009 MAY 18 A 2: 52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Citigate Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax	001 202 772 9207
From	Catriona Cockburn
Return fax	+44 20 7282 2811
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"
Date	30/04/09
No. of pages including this one	18

Please find attached the following Erste Bank release:

Erste Group posts net profit of EUR 232 million in Q1 09 – Continued strong operating result; higher risk costs

If you have experienced any problems with the transmission of this fax please inform the sender on +44 (0)20 7638 9571

ERSTE GROUP

Vienna, 30 April 2009

INVESTOR INFORMATION

Erste Group posts net profit of EUR 232 million in Q1 09 – Continued strong operating result; higher risk costs

Highlights[1]:

- Erste Group posted **record operating profit** of EUR 838.5 million in Q1 09 (up 10.3% and 4.4% on Q1 08 and Q4 08, respectively). Strong growth in operating income (EUR 1,814.4 million, up 5.2% and 3.6% on Q1 08 and Q4 08, respectively) and limited cost growth – operating expenses were up by just 1.2% to EUR 975.9 million against Q1 08 and 2.9% compared to Q4 08 – contributed equally.
- **Net interest income and net trading result were major operating income drivers** in Q1 09. Despite the absence of loan growth – customer loans remained flat at EUR 126 billion in Q1 09 vs Q4 08 – and thanks to stable net interest margins across all geographies, net interest income remained strong at EUR 1,226.0 million (up 6.5% on Q1 08 although down 8.5% on Q4 08), supported by a strong performance of the Retail & SME segment. The excellent net trading result was mainly due to a strong performance of the fixed income and money markets businesses.
- **Risk costs rose** to EUR 370.2 million (up 127.0% on Q1 08, but down 21.1% on Q4 08) or 117 bps of average customer loans. The NPL ratio (based on total exposure) increased from 2.9% in Q4 08 to 3.3% in Q1 09.
- Erste Group **did not take advantage of reclassifying assets** as a result of the change in accounting rules. Results from all categories of financial assets were primarily impacted by revaluation requirements on the ABS/CDO portfolio: the negative P&L effect in Q1 09 equalled EUR 54.8 million (pre-tax), while the negative impact on shareholders' equity was EUR 88.0 million.
- **Net profit amounted to EUR 232.1 million** in Q1 09 (Q1 08: EUR 315.6 million, Q4 08: EUR -603.4 million). All countries, except for Ukraine, in which Erste Group has only a small presence, remained profitable in Q1 09.
- The **reported tier 1 ratio** improved to **7.8%** at Q1 09 (2008: 7.2%) following the provision underwriting of EUR 1 billion by the Republic of Austria as part of the EUR 2.7 billion participation capital transaction ahead of the completion of the public offer. Risk-weighted assets grew by 2.2% to EUR 106 billion in Q1 09.
- **Successful placement of participation capital.** Erste Group has placed EUR 540 million of participation capital with private and institutional investors. The Republic of Austria has already subscribed for participation capital in a nominal amount of EUR 1.0 billion in March 2009 and will subscribe for additional participation capital in accordance with the agreement in principle. The volume of the participation capital will in aggregate amount to approximately EUR 1.75 bn. Subsequently, an amount of up to EUR 1 bn of hybrid capital is intended to be issued by Erste Bank der oesterreichischen Sparkasssen AG, a 100% subsidiary of Erste Group, to the Republic of Austria. As previously announced, the aggregate volume of participation and hybrid capital shall therefore amount to EUR 2.7 billion on a consolidated basis.

[1] In January 2009, Sparkasse Kufstein joined the *Haftungsverbund* (cross guarantee system of Austrian savings banks) and therefore was included in the consolidated financial statement from this point in time. In addition, Opportunity Bank a.d., Montenegro, acquired by Erste & Steiermärkische banka d.d., and Ringturm KAG were consolidated for the first time as of 31 March 2009. Furthermore, Investbanka a.d. Skopje, Macedonia, acquired by Steiermärkische Bank und Sparkassen AG, has been part of the consolidated financial statement since 1 October 2008 and was not included during the entire reporting period for the previous year. As a result, rates of change show a minor distortion when compared with the previous year.

Earnings performance in brief

The **operating result** grew by 10.3% to EUR 838.5 million in Q1 09, compared to EUR 760.5 million in Q1 08. This improvement was primarily a result of rising operating income, which increased by 5.2% to EUR 1,814.4 million due to rising net interest income (+6.5% to EUR 1,226.0 million) and a very good net trading result (+74.7% to EUR 143.8 million). **General administrative expenses** only rose slightly by 1.2% to EUR 975.9 million. The **cost/income ratio** improved to 53.8% (full year 2008: 57.2%).

Net profit after minorities declined by 26.5% to EUR 232.1 million, primarily due to higher risk costs – risk provisions amounted to EUR 370.2 million in Q1 09 after EUR 163.1 million in Q1 08. This was a refection of the economic downturn triggered by the financial crisis, which did not affect Q1 08. "Even though the economic downturn has impacted our retail and SME customers in Austria and Central and Eastern Europe, our long-term and cautious business approach has created a solid foundation for successfully coping with the consequences of a long-lasting economic downturn, such as higher risk costs", Andreas Treichl, CEO of Erste Group Bank AG commented on the Q1 09 results.

Return on equity (cash, i.e. after elimination of linear depreciation for the customer base) rose from 10.1% (reported value: 9.6%) in 2008 to the current 11.8% (reported value: 11.4%).

Cash earnings per share stood at EUR 0.71 in Q1 09 (reported value: EUR 0.68), compared with EUR 1.04 (reported value: EUR 1.01) in Q1 08.

Total assets declined slightly in Q1 09 and amounted to EUR 199.1 billion as of 31 March 2009, a fall of 1.2% compared with year-end 2008, resulting from a decrease in interbank business.

Erste Group offered participation capital up to a total nominal value of EUR 2.7 billion for subscription from 15 to 29 April 2009. Of this, the Republic of Austria already underwrote EUR 1 billion in March 2009.

The **solvency ratio** related to credit risk improved from 10.1% as at year-end 2008 to 10.4% as of 31 March 2009 due to the issuance of participation capital in the amount of EUR 1 billion, underwritten by the Republic of Austria. Therefore, it was still comfortably above the legal minimum requirement of 8.0%. The **tier 1 ratio** in relation to credit risk amounted to 7.8% as of 31 March 2009, compared to 7.2% at year-end 2008.

Outlook

"The first quarter results provide a solid base for assessing the position of Erste Group in the current crisis", commented Andreas Treichl on the outlook of Erste Group. "We are convinced that Erste Group's dominant position as a retail bank in all its core markets, supported by a strong deposit base, pricing power and conservative lending policy, offers a sound basis to offset the higher risk costs that inevitably accompany an economic downturn. This assessment is also underpinned by a balanced business mix and the fact that more than 95% of our 17 million customers are residents of EU member countries", Treichl concluded.

I. FINANCIAL PERFORMANCE IN DETAIL

in EUR million	1-3 09	1-3 08	Change
Net interest income	1,226.0	1,151.1	6.5%
Risk provisions for loans and advances	-370.2	-163.1	>100.0%
Net fee and commission income	444.6	491.9	-9.6%
Net trading result	143.8	82.3	74.7%
General administrative expenses	-976.4	-964.8	1.2%
Other result	-94.9	-108.6	12.6%
Pre-tax profit from continuing operations	**373.4**	**488.8**	**-23.6%**
Post-tax profit from discontinuing ops	0.0	4.8	na
Net profit after minorities	**232.1**	**315.6**	**-26.5%**

Net interest income: +6.5% vs Q1 08 (-8.5% vs Q4 08)

In spite of the tense liquidity situation and still cautious credit demand in Q1 09, net interest income increased by 6.5% from EUR 1,151.1 million in Q1 08 to EUR 1,226.0 million.

Net interest margin (net interest income as a percentage of average interest-bearing assets) improved from 2.84% in 2008 to 2.86% in Q1 09. While the net interest margin declined slightly in Central and Eastern Europe (especially in Ukraine, Hungary and Slovakia) from 4.6% to 4.5%, it rose slightly in the Austrian business from 1.8% to 1.9%, in particular in the divisionalised business units Group Markets and Group Corporate & Investment Banking.

Net fee and commission income: -9.6% vs Q1 08 (-7.8% vs Q4 08)

in EUR million	1-3 09	1-3 08	Change
Lending business	74.7	91.2	-18.1%
Payment transfers	192.7	203.4	-5.3%
Card business	44.7	39.6	12.9%
Securities transactions	97.4	126.6	-23.1%
Investment fund transactions	39.1	56.5	-30.8%
Custodial fees	12.7	16.6	-23.5%
Brokerage	45.6	53.5	-14.8%
Insurance brokerage business	27.1	21.5	26.0%
Building society brokerage	9.8	8.8	11.4%
Foreign exchange transactions	7.2	9.9	-27.3%
Investment banking business	3.0	3.2	-6.3%
Other	32.7	27.3	19.8%
Total	**444.6**	**491.9**	**-9.6%**

Net fee and commission income declined by 9.6% in Q1 09 from EUR 491.9 million to EUR 444.6 million. The reduction was the most notable in securities business (-23.1% to EUR 97.4 million). In addition to asset management and fund business, the decline also impacted the investment banking business. The reasons for this were the continued uncertainty across capital markets and declining fund volumes. Net fee income from lending business also decreased in Q1 09 as a result of the slowing new business (-18.1% to EUR 74.7 million).

Net trading result: +74.7% vs Q1 08 (Q4 08: EUR -70.2 million)

The significant increase by 74.7%, from EUR 82.3 million in Q1 08 to EUR 143.8 million in Q1 09 primarily related to the securities business (Q1 09: EUR 76.2 million after EUR 19.3 million in Q1 08). In Q1 08, valuation losses on securities in the trading portfolio resulted in a significant decline in the net trading result.

General administrative expenses: +1.2% vs Q1 08 (+2.9% vs Q4 08)

in EUR million	1-3 09	1-3 08	Change
Personnel expenses	558.6	561.4	-0.5%
Other administrative expenses	328.4	309.8	6.3%
Subtotal	887.0	871.2	1.9%
Depreciation and amortisation	87.9	93.6	-6.1%
Total	**975.9**	**964.8**	**1.2%**

General administrative expenses increased only slightly by 1.2%, from EUR 964.8 million to EUR 975.9 million, whereby around 0.5% of the rise was attributable to the wider scope of consolidation (accession of Sparkasse Kufstein to the *Haftungsverbund* – cross-guarantee system of Austrian savings banks) since January 2009.

Personnel expenses fell slightly by 0.5% (currency-adjusted +3.3%), from EUR 561.4 million to EUR 558.6 million. The decline in headcount had a positive effect as did currency movements, both of which offset annual salary increases.

Headcount[2]

	Mar 09	Dec 08	Change
Employed by Erste Group	**52,385**	**52,648**	**-0.5%**
Austria incl. Haftungsverbund savings banks	16,389	16,278	0.7%
Erste Group, EB Oesterreich and subsidiaries	8,455	8,545	-1.1%
Haftungsverbund savings banks	7,934	7,733	2.6%
Central and Eastern Europe / International	**35,996**	**36,370**	**-1.0%**
Česká spořitelna Group	10,872	10,865	0.1%
Banca Comercială Română Group	9,857	9,985	-1.3%
Slovenská sporiteľňa Group	4,814	4,953	-2.8%
Erste Bank Hungary Group	3,128	3,255	-3.9%
Erste Bank Croatia Group	2,282	2,061	10.7%
Erste Bank Serbia	985	1,009	-2.4%
Erste Bank Ukraine	1,861	2,120	-12.2%
Other subsidiaries and foreign branch offices	2,197	2,122	3.5%

The main influence on the headcount was the consolidation of an additional savings bank within the Austrian Savings Banks segment as of Q1 09 (+197 employees), the first time consolidation of Opportunity Bank in Montenegro (+213 employees in Erste Bank Croatia) and cost cutting measures in Ukraine.

[2] End of period values.

Other administrative expenses increased by 6.3% (currency-adjusted +12.4%), from EUR 309.8 million to EUR 329.4 million in Q1 09, with a particular increase in other administrative expenses in Romania, Slovakia and Austria. An above-average increase took place in IT costs (+24.3% to EUR 95.9 million). Among others, these related to the changeover and maintenance of the core banking system in Slovakia, as well as costs incurred for the implementation of Group projects.

Continuing the trend of earlier periods, **depreciation of fixed assets** also declined slightly in Q1 09 (-6.1% from EUR 93.6 million to EUR 87.9 million).

Operating result: +10.3% vs Q1 08 (+4.4% vs Q4 08)

Based on the rise in **operating income** (+5.2%), from EUR 1,725.3 million to EUR 1,814.4 million, and a slight increase in **general administrative expenses** (+1.2%), from EUR 964.8 million to EUR 975.9 million, the **operating result** improved by 10.3%, from EUR 760.5 million in Q1 2008 to EUR 838.5 million in Q1 2009.

Risk provisions: +127.0% vs Q1 08 (-21.1% vs Q4 08)

This line item increased considerably, by 127.0%, from EUR 163.1 million to EUR 370.2 million (net effect of allocation and release of provisions for lending business, costs from writing off loans and income from the repayment of loans already written off). The reason for creating these additional risk provisions was a conservative provisioning strategy against the background of deteriorating macroeconomic conditions and the anticipated rise in credit defaults. Risk costs in relation to average customer loans amounted to 117 basis points in Q1 09 (Q1 08: 56 bps).

Other operating result

Other operating result worsened from EUR -22.9 million to EUR -39.9 million in Q1 09. This item specifically included the linear depreciation on intangible assets (customer base) of EUR 15.8 million, as well as costs for contributions to the deposit guarantee schemes – in a year-on-year quarterly comparison, these rose by 15.9% to EUR 12.4 million. In Q1 08, other operating income included proceeds from the sale of real estate (among others, the sale of the former administration building in Croatia).

Results from financial assets

The total balance from all categories of financial assets developed positively. While an overall negative result of EUR 85.7 million was achieved in Q1 08, the negative balance was significantly lower in Q1 09 at EUR 55.0 million. Although the revaluation requirements of structured products increased in Q1 09, lower valuation losses for securities in the fair value portfolio compared to Q1 08 had a positive effect on the results from financial assets.

The market value of Erste Group's (including the savings banks') ABS/CDO portfolio, amounted to about EUR 1.8 billion as of 31 March 2009, following EUR 2.0 billion at year-end 2008. In Q1 09, there was a P&L revaluation requirement of EUR -54.8 million or EUR -42.5 million after tax and minorities (Q1 08: EUR -32.8 million and EUR -26.2 million, respectively) in the fair value portfolio. In the available for sale portfolio, mark-to-market valuation in Q1 09 resulted in a decline of EUR 88.0 million (Q1 08: EUR 75.3 million), booked against equity. Given the underlying performance of the portfolio, no impairment continued to be required.

Pre-tax profit and net profit after minority interests:

Pre-tax profit from continuing operations fell by 23.6%, from EUR 488.8 million to EUR 373.4 million, mainly due to higher risk costs.

ERSTE GROUP

Net profit after minorities **declined by 26.5% from EUR 315.6 million to EUR 232.1 million.**

II. BALANCE SHEET DEVELOPMENT

in EUR million	Mar 09	Dec 08	Change
Loans and advances to credit institutions	12,088	14,344	-15.7%
Loans and advances to customers	126,337	126,185	0.1%
Risk provisions for loans and advances	-4,008	-3,783	5.9%
Trading and other financial assets	42,775	41,770	2.4%
Other assets	21,879	22,925	-4.6%
Total assets	**199,071**	**201,441**	**-1.2%**

The wider scope of consolidation at Erste Group had a positive effect on **total assets** (EUR +1.1 billion), through the addition of Sparkasse Kufstein to the *Haftungsverbund* (cross-guarantee system of the Austrian savings banks). Overall, **total assets** of Erste Group fell by 1.2%, from EUR 201.4 billion at year-end 2008 to EUR 199.1 billion, particularly due to the decline of inter-bank business and currency movements.

Loans and advances to credit institutions **fell by 15.7%, from EUR 14.3 billion to EUR 12.1 billion.**

Loans and advances to customers as of 31 March 2009 remained virtually unchanged on the value at year-end 2008 (+0.1% to EUR 126.3 billion), mainly due to currency movements and slowing credit growth.

Due to new allocations as a result of the difficult credit environment, the level of **risk provisions** increased from EUR 3.8 billion to EUR 4.0 billion. The ratio of non-performing loans (NPL) to total exposure increased from 2.9% to 3.3% in Q1 09.

The **securities investments** in the various categories of financial assets increased by 2.0%, from EUR 34.2 billion at the end of 2008 to EUR 34.9 billion. The increase mainly related to the available-for-sale portfolio and in particular to bonds that were required for liquidity purposes, while the fair value portfolio decreased slightly.

in EUR million	Mar 09	Dec 08	Change
Deposits by banks	30,747	34,672	-11.3%
Customer deposits	108,707	109,305	-0.5%
Debt securities in issue	30,951	30,483	1.5%
Other liabilities	10,536	9,839	7.1%
Subordinated liabilities	6,070	6,047	0.4%
Total equity	12,060	11,095	8.7%
Shareholder's equity	8,895	8,079	10.1%
Minority interests	3,165	3,016	4.9%
Total liabilities and equity	**199,071**	**201,441**	**-1.2%**

Customer deposits **declined moderately,** by 0.5% from EUR 109.3 billion at the end of 2008 to EUR 108.7 billion. The decrease versus year-end 2008 was mainly due to currency devaluation and the euro adoption in Slovakia as of 1 January 2009, which led to a strong rise in deposits towards year-end 2008.

The loan-to-deposit ratio amounted to 116.2% as at 31 March 2009 and was therefore slightly above the year end 2008 level of 115.4%.

Debt securities in issue grew by 1.5%, from EUR 30.5 billion to EUR 31.0 billion.

As a result of issuing participation capital of EUR 1 billion, **total capital** of Erste Group increased by 8.7%, from EUR 11.1 billion to EUR 12.1 billion.

The risk-weighted assets (RWA) increased from EUR 103.7 billion to EUR 106.0 billion as at 31 March 2009.

Total **own funds** of Erste Group according to the Austrian Banking Act amounted to EUR 12.3 billion as of 31 March 2009 (31 December 2008: EUR 11.8 billion). The rise is largely due to the issuance of participation capital in the amount of EUR 1 billion. The coverage ratio in relation to the statutory minimum requirement at this date (EUR 9.7 billion) stood at 126% (year-end 2008: 123%).

After deductions in accordance with the Austrian Banking Act as a result of issuing participation capital, **tier 1 capital** stood at EUR 8.2 billion (year-end 2008: EUR 7.4 billion).

The **tier 1 ratio**, in relation to the credit risk (tier 1 capital after deductions in accordance with the Austrian Banking Act, in relation to the assessment basis for the credit risk pursuant to Article 22 sec. 2 Austrian Banking Act) resulted in a value of 7.8%. Including capital requirements for market and operational risk (prior to deduction of items in accordance with the Austrian Banking Act), the tier 1 ratio as of 31 March 2009 equalled 7.0%. Further adjusted for hybrid capital, the tier 1 ratio amounted to 5.9%.

The **solvency ratio** in relation to credit risk (total own funds less non-credit risk capital requirements – especially settlement risks, operational risks and position risks in the trading book and foreign currency positions – as a percentage of the assessment base for credit risk pursuant to Article 22 sec. 2 of the Austrian Banking Act) amounted to 10.4% as of 31 March 2009 (year-end 2008: 10.1%), significantly above the legal minimum requirement of 8.0%.

ERSTE

ERSTE GROUP

III. SEGMENT REPORTING

Erste Bank Oesterreich

This segment includes Erste Bank Oesterreich (particularly retail and SME business) and allocated subsidiaries – which primarily include the savings banks in which Erste Bank Oesterreich holds majority stakes (Salzburg, Tyrol, Hainburg) as well as s Bausparkasse (building society).

The operating result increased by EUR 6.8 million, from EUR 64.8 million in Q1 08 to EUR 71.6 million. An improvement in net interest income and a distinct decline in general administrative expenses both contributed towards this result. Net interest income primarily increased by EUR 8.8 million (+6.0%) to EUR 156.4 million in Q1 09 due to the strong inflow of savings deposits amounting to EUR 147.6 million in Q1 08. Savings deposits rose in comparison with Q1 08, from EUR 22.1 billion to EUR 24.2 billion or by 9.5%, the loan volume increased from EUR 21.8 billion to EUR 23.9 billion (+9.6%). Net commission income was EUR 70.6 million, EUR 5.3 million or 7.0% below the previous year's value of EUR 75.9 million. The decline in securities business due to the continuing weakness of the financial markets was only partially compensated by higher insurance commissions. The net trading result fell by EUR 5.2 million (-73.2%) to EUR 1.9 million. Operating expenses declined by EUR 8.5 million, from EUR 165.8 million in Q1 08 to EUR 157.3 million in Q1 09. The cost/income ratio therefore improved to 68.7% (following 71.9% in the previous year). The increase in risk provisions by EUR 9.3 million or 37.5% to EUR 34.1 million (Q1 08: EUR 24.8 million) was almost exclusively due to the corporate business. Net profit after minority interest declined to EUR 23.4 million in Q1 09 (Q1 08: EUR 28.5 million). Return on equity declined from 12.3% in Q1 08 to 8.6%.

Savings Banks (Haftungsverbund)

As of Q1 09, Sparkasse Kufstein widened the scope of consolidation of the Savings Banks segment, however, this only has a marginal effect on the comparability of the results.

At EUR 239.2 million, net interest income was EUR 18.8 million or -7.3% below the value of Q1 08 (EUR 258.0 million). The deterioration in the economic environment led to a rise in risk provisions of EUR 22.3 million, from EUR 37.2 million in Q1 08 to EUR 59.5 million. In line with the development at Erste Group Bank AG, the trading result rose from EUR 4.7 million in Q1 08 to EUR 15.0 million (increase of EUR 10.3 million). At EUR 232.7 million, operating expenses remained at the level of Q1 08 (EUR 229.1 million). The decline in other result, from EUR -13.3 million in Q1 08 to EUR -18.5 million, was due to losses on the sale of securities outside of the trading portfolio. Net profit after minority interests fell by EUR -5.5 million, from EUR 4.0 million in Q1 08 to EUR -1.5 million in Q1 09.

Central and Eastern Europe

The Central and Eastern Europe segment mainly includes the results from the retail and SME business of Česká spořitelna, Slovenská sporiteľňa, Erste Bank Hungary, Banca Comercială Română, Erste Bank Croatia, Erste Bank Serbia and Erste Bank Ukraine. The contributions to the Group Markets and Group Corporate and Investment Banking business divisions are shown in the corresponding segments. Due to the negative development of exchange rates against the EUR, the stated results only reflect the reported results of the underlying operating results to a limited extent.

Czech Republic

Net interest income in the Czech retail and SME business increased significantly compared with Q1 08, from EUR 249.0 million to EUR 264.6 million, which is an increase of EUR 15.6 million or 6.3% (currency-adjusted 13.4%). This was partly due to the strong inflow of savings deposits, as well as selective growth in the lending sector. At EUR 94.0 million, net commission income was 6.5% below the value of Q1 08 (EUR 100.6 million). The currency-adjusted result was maintained at the previous year's level, particularly through improvements in the lending and payment transfer business. At EUR 175.4 million, operating expenses remained at the previous year's level (EUR 175.3 million). The currency-adjusted amount shows an increase of 6.8%, which resulted from higher personnel, IT and premises

costs. A significantly lower trading result (EUR -1.4 million after EUR 13.7 million in Q1 08) resulted in an operating result, which was EUR 6.3 million below the previous year's level (EUR 188.1 million), at EUR 181.8 million (currency-adjusted, there was a 3.2% increase in the operating result). The increase in risk provisions by EUR 15.1 million or 69% from EUR 21.9 million in Q1 08 to EUR 37.0 million, reflected the expansion of the loan portfolio during the past years and the increased risk provision requirements due to the economic crisis. The improvement in other result from EUR -37.5 million in Q1 08 to EUR -28.5 million (currency-adjusted 18.8%) was due to valuation requirements in the fair value portfolio in Q1 08. There was a decline in net profit after minority interests of EUR 11.3 million (currency-adjusted -5.1%) compared with Q1 08, to EUR 90.6 million (following EUR 101.9 million in 2008). The cost/income ratio was at 49.1% in Q1 09, return on equity was at 41.0%.

Romania

Net interest income improved from EUR 166.6 million by EUR 26.6 million or 16.0% (currency-adjusted 32.4%) to EUR 193.2 million in Q1 09. This was mainly due to higher lending volumes and solid margins in the Romanian retail and SME business. The declining trading result which went from EUR 8.3 million to EUR 0.2 million (EUR 8.1 million reduction) reflected the partially negative valuation effects as a result of the RON write-down. Net commission income fell by EUR 26.4 million, from EUR 64.7 million to EUR 38.3 million in Q1 09 (-40.7% or currency-adjusted: -32.3%). This significant decline primarily resulted from lower payment transfer commissions. Furthermore, new business in the lending division fell significantly as of Q4 08, which had a correspondingly negative effect on the commissions in the lending business. Operating expenses were slightly below the comparative value for the previous year (EUR 102.6 million or -2.8%) at EUR 99.7 million, currency-adjusted this corresponds to a 10.9% increase.

The increase was a result of the expansion of the branch network (+63 new branches compared to Q1 08) and higher IT costs. In contrast, personnel expenses declined by 16.8% compared to Q1 08 (currency-adjusted: -3.8%). The significant improvement in other result by EUR 15.2 million, from EUR -4.0 million in the previous year to EUR 11.2 million, resulted from positive one-off effects in Q1 09 and negative valuation requirements in the fair value portfolio in Q1 08. The EUR 55.0 million increase in risk provisions, from EUR 14.0 million in Q1 08 to EUR 69.0 million, was due to releases of risk provisions in (particularly in the higher margin retail business). The contribution to Group net profit after minorities was at EUR 41.7 million, which is EUR 25 million (-37.5%, currency adjusted: -28.7%) below the value of the previous year (EUR 66.7 million). The cost/income ratio increased marginally from 42.8% in Q1 08 to 43.0%, the return on equity fell to 29.7%.

Slovakia

At EUR 82.0 million, EUR 7.1 million – or 9.8% – below the previous year's value (currency-adjusted -0.3%), net interest income for the Slovakian retail and SME business was driven by higher customer loan volumes. However, the majority of the positive effects were compensated by successive interest rate reductions – as a consequence of the EURO introduction and developments in the financial markets. Net commission income was EUR 26.1 million (+4.7%, currency-adjusted -4.7%), following EUR 24.9 million in Q1 08. This development was mainly a result of lower commissions in payment transfers, foreign exchange business and asset management. The reasons for the EUR 2.1 million reduction in the trading result compared with Q1 08 (from EUR 3.9 million to EUR 1.8 million) lay in the discontinuation of foreign exchange business in connection with the Euro introduction as well as in lower results from derivatives transactions. The increase in risk provisions reflects the market deterioration in comparison with 2008. With a value of EUR 22.7 million, these more than doubled in comparison with the previous year (EUR 10.4 million). Due to higher IT costs, operating expenses rose by EUR 10.8 million (or 19.3%), from EUR 56.2 million to EUR 67.0 million (currency-adjusted 8.5%) and therefore contributed significantly to a net profit after minorities of EUR 12.8 million (currency-adjusted), 58.8% behind the previous year's result. Return on equity reached 12.0%.

Hungary

In the Hungarian retail and SME business, net interest income increased from EUR 65.4 million in the previous year to EUR 70.8 million (+8.3%, currency-adjusted +22.7%), primarily due to the prevailing demand for credit in the second half of 2008. The decline in net commission income by EUR 13.2 million,

from EUR 31.2 million in the previous year to EUR 18.0 million (-42.3%, currency-adjusted -34.7%), was primarily due to declining fees from the lending and securities business. Together with the declining trading result (from EUR 2.4 million in Q1 08 to EUR -4.6 million), the development in net commission income resulted in an operating result, which at EUR 33.2 million was EUR 9.9 million (-23.0%, currency-adjusted -12.8%) below the value of Q1 08 (EUR 43.1 million). Operating expenses declined by EUR 4.8 million (-8.7%), from EUR 55.9 million in Q1 08 to EUR 51.1 million (currency-adjusted +3.5%). The cost/income ratio stood at 60.6%. The overall market situation also influenced the 51.9% rise in risk provisions in Hungary (currency-adjusted 72.1%), from EUR 14.0 million in Q1 08 to EUR 21.3 million. The decline in other result was primarily due to the sale of a participating interest in Q1 08 and at EUR -1.5 million, it was EUR 4.8 million below the comparative value for the previous year (EUR 3.3 million). The Hungarian retail and SME business contributed EUR 7.8 million to the Group net profit after minorities. This value was EUR 15.5 million below the value for Q1 08 of EUR 23.3 million (-66.5%, currency-adjusted -62.0%). Return on equity reached 8.4%.

Croatia

The Croatian retail and SME business increased its operating result from EUR 32.4 million in Q1 08 to EUR 33.4 million (+3.2%, currency-adjusted +5.1%). This was primarily due to the growth in net interest income of 9.6% (currency-adjusted +11.6%) to EUR 47.6 million, following EUR 43.4 million in Q1 08, as a result of the continuing positive development in both the retail and commercial sector. Net commission income was just above the Q1 08 value (EUR 17.0 million, +0.5%, currency-adjusted +2.4%), at EUR 17.1 million. The decline in the trading result, from EUR 2.7 million in Q1 08 to EUR 1.3 million, mainly resulted from the result of Erste Card Club – as a consequence of the Kuna depreciation. Due to higher office space costs, operating expenses increased from EUR 30.8 million in Q1 08 to EUR 32.6 million. This equated to growth of 5.9% (currency-adjusted 7.8%). The cost/income ratio was therefore at 49.4%. Net profit after minorities of EUR 12.7 million showed a moderate decline of EUR 0.9 million after EUR 13.6 million in Q1 08 (-6.9%, currency-adjusted -5.2%). Return on equity declined from 34.8% in Q1 08 to 26.0% in Q1 09.

Serbia

Erste Bank Serbia increased net interest income from EUR 6.0 million in 2008 to EUR 7.7 million (+29.0%, currency-adjusted +46.6%). This result was mainly due to the expansion of the business volume. Net commission income was primarily increased through growth in payment transactions, from EUR 1.6 million to EUR 2.4 million (increase of 49.0%, currency-adjusted 69.3%). The improved trading result (EUR 0.8 million following EUR 0.6 million in the previous year) was based on higher income from foreign exchange. Overall, operating income improved by 34.1%, from EUR 8.1 million in Q1 08 to EUR 10.9 million (currency-adjusted 52.3%). At EUR 7.8 million, operating expenses remained at the previous year's level, however, on a currency-adjusted basis, an increase of 14.6% was recorded, which resulted mainly from higher personnel expenses (higher salaries for better-trained employees). The cost/income ratio improved from 95.6% to 71.9%. The operating result increased by EUR 2.7 million, from EUR 0.4 million in Q1 08 to EUR 3.1 million. At EUR 1.4 million, risk costs were below the previous year's value (EUR 2.1 million). The positive effect from the sale of a participating interest in Q1 08 caused the decline in other result by EUR 4.8 million, from EUR 4.5 million to EUR -0.3 million. As a further consequence, net profit after minorities also fell in comparison with the previous year (by EUR 1.4 million), to EUR 0.9 million (currency-adjusted -52.7%). The return on equity was at 7.1%.

Ukraine

Erste Bank Ukraine increased operating income compared to Q1 08 by EUR 4.6 million (+71.3% - currency-adjusted > 100%), from EUR 6.5 million to EUR 11.1 million. The main reason for this was an improvement in net interest income (mainly influenced by the increase in business activity until Q4 08 and the general interest rate development), which, at EUR 8.3 million, more than doubled compared with the previous year (EUR 3.5 million in Q1 08). The decline in net commission income of EUR 0.6 million in Q1 08 to EUR 0.1 million was due to a technical reporting shift. The growth in the trading result from EUR 2.4 million in the previous year to EUR 2.7 million is primarily based on a rise in income from foreign currency transactions. Operating expenses were maintained at the level of the previous year - at

ERSTE GROUP

EUR 10.3 million (EUR 10.8 million). However, on a currency-adjusted basis, there was a distinct increase of 34.1%, which resulted from the expansion of the branch network in 2008. During the current financial year, measures were initiated to restructure the bank. These included the discontinuation of branch expansion and headcount reduction of approx. 300 employees. The operating result improved by EUR 5.1 million, from EUR -4.3 million to EUR 0.8 million. The increase in risk provisions by EUR 12.0 million, from EUR 2.6 million in Q1 08 to EUR 14.6 million, is mainly based on the deterioration of the loan book as a consequence of the market development in the Ukraine. Overall, in Q1 09, net profit after minority interests was EUR 8.2 million below the value of the previous year of EUR -5.4 million, at EUR -13.6 million.

Group Corporate & Investment Banking (GCIB)

The Group Corporate & Investment Banking segment includes the Large Corporate business, which covers companies that are primarily active in the markets of Erste Group and generate sales of more than EUR 175 million. This segment also includes the International business (without treasury activities), the Real Estate business of the Erste Group with Large Corporates, the leasing subsidiary, Immorent, as well as Investment Banking (incl. Equity Capital Markets).

The increase in net interest income by EUR 30.1 million or 28.2%, from EUR 106.5 million in Q1 08 to EUR 136.6 million was mainly achieved through improvements in the results of the Group Large Corporates unit and the leasing subsidiary, Immorent, and business expansion in 2008 - as well as necessary price adjustments in the lending business. The slight (5.6%) decline in net commission income, from EUR 39.9 million to EUR 37.7 million, is mainly due to lower commissions in the leasing business, as a result of the general financial market crisis. Together with a slight decline in general administrative expenses by -0.9%, from EUR 43.1 million in Q1 08 to EUR 42.7 million, the operating result increased from EUR 103.8 million to EUR 131.3 million (+26.5% compared with Q1 08). The significant increase in risk provisions from EUR 18.5 million to EUR 80.3 million reflected the negative market development in all business segments and with it the conservative provisioning policy. As a result, net profit after minority interests deteriorated by 46.0%, from EUR 64.1 million to EUR 34.6 million. The cost/income ratio improved from 29.3% in Q1 08 to 24.5%, while the return on equity was 7.2%.

Group Markets (GM)

The Group Markets segment combines the Group Treasury and Debt Capital Markets business divisions and, in addition to the Treasury of EB Group AG, also includes the business divisions of the CEE units, the Treasury sections of the foreign branches in Hong Kong and New York, as well as the activities of the investment banks, ES Polska, EB Investment Hungary, ES Zagreb and Erste Sparinvest KAG.

The operating result in the Group Markets segment nearly doubled in comparison with the EUR 85.0 million in Q1 08 (increasing by EUR 82.8 million or 97.4%) and reached EUR 167.7 million. The main factor for this was the very positive development of the trading result in virtually all business segments, particularly in customer business, which increased from EUR 44.2 million in Q1 08 to EUR 127.2 million (increase of EUR 83.0 million). The increase in net interest income by EUR 4.3 million or 8.0%, from EUR 54.1 million in Q1 08 to EUR 58.4 million was due to significant improvements in the money market unit. The decline in net commission income by EUR -6.7 million (equivalent to -19.4%), from EUR 34.6 million in Q1 08 to EUR 27.9 million in Q1 09, was influenced by market-related falls in the securities business. Operating expenses were just under the previous year's level (EUR 47.9 million), at EUR 45.8 million, the cost/income ratio improved from 36.1% to 21.4%. Net profit after minority interests increased significantly by EUR 64.8 million, from EUR 59.8 million in Q1 08 to EUR 124.6 million. Return on equity reached 150.9% (compared with 142.9% in Q1 08).

Corporate Center

The Corporate Center segment includes results from companies that cannot be assigned directly to a specific business segment, profit consolidation between the segments, linear depreciation of the

customer base for BCR and DCA as well as one-off effects which cannot be assigned to a specific business segment without distorting comparability.

Furthermore, the balance sheet structure management of Erste Group Bank AG (holding) is also attributed to this segment. The results of the local balance sheet structure management units continue to be allocated to the respective individual segments.

In net interest income, the positive result from the unwinding effect in the amount of EUR 22.3 million is overcompensated by the pressure on the result in asset-liability management due to the general market and interest rate development. Overall, the unwinding effect mentioned above did not affect the result, as the positive effect in surplus interest simultaneously results in higher risk provisions for the same amount. The development in commission income and administrative expenses was mainly due to profit consolidation of banking support operations. The administrative expenses are particularly encumbered by group projects and costs in relation to the restructuring of Erste Group. Other result includes the necessary linear depreciation of BCR's customer base, as well as the customer base depreciation of Erste Card Club, totalling EUR 15.8 million, and valuation requirements from the fair value portfolio.

IV. EXCHANGE RATE DEVELOPMENT

	End of period rates			Average rates		
Euro FX rates	**Mar 09**	**Dec 08**	**Change**	**1-3 09**	**1-3 08**	**Change**
CZK/EUR	27.39	26.88	-1.9%	27.64	25.82	-7.1%
RON/EUR	4.24	4.02	-5.4%	4.27	3.70	-15.6%
HUF/EUR	308.18	266.70	-15.6%	294.60	259.19	-13.7%
HRK/EUR	7.48	7.36	-1.7%	7.41	7.27	-1.9%
RSD/EUR	94.64	89.73	-5.5%	93.99	82.17	-14.4%
UAH/EUR	10.72	10.86	1.2%	10.60	7.63	-39.0%

Positive change = appreciation vs EUR, negative change = depreciation vs EUR

For more information, please contact:
Erste Group, Investor Relations, Graben 21, 1010 Vienna, Austria, Fax: +43 (0) 5 0100 9 13112

Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstegroup.com
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstegroup.com
Peter Makray, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: peter.makray@erstegroup.com

This release is also available on our website at http://www.erstegroup.com/investorrelations in the news section.

Appendix

I. PROFIT AND LOSS ACCOUNT (IFRS) OF ERSTE GROUP

in EUR million	1-3 09	1-3 08	Change
Net interest income	1,226.0	1,151.1	6.5%
Risk provisions for loans and advances	-370.2	-163.1	>100.0%
Net fee and commission income	444.5	491.9	-9.6%
Net trading result	143.8	82.3	74.7%
General administrative expenses	-975.9	-964.8	1.2%
Other operating result	-5.9	-22.9	-74.2%
Result from financial assets - FV	-44.1	-72.9	39.5%
Result from financial assets - AfS	-10.8	-12.8	15.6%
Result from financial assets - HtM	-0.1	0.0	na
Pre-tax profit from continuing operations	373.4	488.8	-23.6%
Taxes on income	-84.0	-97.8	-14.1%
Net profit before minorities from continuing operations	289.4	391.0	-26.0%
Post-tax profit from discontinuing ops	0.0	4.8	na
Net profit before minorities	289.4	395.8	-26.9%
Minority interests	-57.3	-80.2	-28.6%
Net profit after minorities	**232.1**	**315.6**	**-26.5%**

II. BALANCE SHEET (IFRS) OF ERSTE GROUP

In EUR million	Mar 09	Dec 08	Change
ASSETS			
Cash and balances with central banks	5,897	7,556	-22.0%
Loans and advances to credit institutions	12,088	14,344	-15.7%
Loans and advances to customers	126,367	126,185	0.1%
Risk provisions for loans and advances	-4,006	-3,783	5.9%
Trading assets	7,864	7,534	4.4%
Financial assets - at fair value through profit or loss	3,667	4,058	-9.6%
Financial assets - available for sale	17,127	16,033	6.8%
Financial assets - held to maturity	14,117	14,145	-0.2%
Equity holdings in associates accounted for at equity	263	260	1.2%
Intangible assets	4,730	4,805	-1.6%
Property and equipment	2,341	2,386	-1.9%
Tax assets	831	859	-3.3%
Assets held for sale	477	526	-9.3%
Other assets	7,340	6,533	12.4%
Total assets	**199,071**	**201,441**	**-1.2%**
LIABILITIES AND EQUITY			
Deposits by banks	30,747	34,672	-11.3%
Customer deposits	108,707	109,305	-0.5%
Debt securities in issue	30,951	30,483	1.5%
Trading liabilities	2,695	2,519	7.0%
Other provisions	1,654	1,620	2.1%
Tax liabilities	325	389	-16.5%
Liabilities associated with assets held for sale	291	343	-15.2%
Other liabilities	5,571	4,968	12.1%
Subordinated liabilities	6,070	6,047	0.4%
Total equity	12,060	11,095	8.7%
Shareholder's equity	8,895	8,079	10.1%
Minority interests	3,165	3,016	4.9%
Total liabilities and equity	**199,071**	**201,441**	**-1.2%**

III. SEGMENT REPORTING – ERSTE GROUP

Overview*

in EUR million	Retail & SME 1-3 09	Retail & SME 1-3 08	GCIB 1-3 09	GCIB 1-3 08	Group Markets 1-3 09	Group Markets 1-3 08	Corporate Center 1-3 09	Corporate Center 1-3 08	Total group 1-3 09	Total group 1-3 08
Net interest income	1,070.0	1,014.4	[illegible]	106.5	[illegible]	54.1	[illegible]	-24.0	[illegible]	1,151.1
Risk provisions	[illegible]	-131.1	[illegible]	-18.5	[illegible]	0.0	[illegible]	-13.6	[illegible]	-163.1
Net fee and commission income	[illegible]	415.0	[illegible]	39.9	[illegible]	34.6	[illegible]	2.4	[illegible]	491.9
Net trading result	[illegible]	45.7	[illegible]	0.4	[illegible]	44.2	[illegible]	-8.0	[illegible]	82.3
General administrative expenses	[illegible]	-834.0	[illegible]	-43.1	[illegible]	-47.9	[illegible]	-39.7	[illegible]	-964.8
Other result	[illegible]	-61.9	[illegible]	0.3	[illegible]	-3.4	[illegible]	-43.7	[illegible]	-108.6
Pre-tax profit	[illegible]	448.2	[illegible]	85.6	[illegible]	81.6	[illegible]	-126.6	[illegible]	488.8
Taxes on income	[illegible]	-108.4	[illegible]	-19.3	[illegible]	-18.1	[illegible]	48.1	[illegible]	-97.8
Post-tax profit from discontinuing ops	[illegible]	4.8	[illegible]	0.0	[illegible]	0.0	[illegible]	0.0	[illegible]	4.8
Minority interests	[illegible]	-81.5	[illegible]	-2.2	[illegible]	-3.6	[illegible]	7.2	[illegible]	-80.2
Net profit after minorities	[illegible]	**263.0**	[illegible]	**64.1**	124.6	**59.8**	[illegible]	**-71.3**	232.2	**315.6**
Average risk-weighted assets	[illegible]	69,234.3	[illegible]	22,099.6	[illegible]	1,711.2	[illegible]	3,005.8	[illegible]	96,050.8
Average attributed equity	[illegible]	3,103.0	[illegible]	1,364.0	[illegible]	167.5	[illegible]	3,885.8	[illegible]	8,620.3
Cost/income ratio	[illegible]	56.5%	24.5%	29.3%	[illegible]	36.1%	-226.9%	-134.3%	[illegible]	55.9%
ROE based on net profit	17.9%	33.9%	7.2%	18.8%	150.9%	142.9%	-20.5%	-7.3%	11.4%	14.8%

*) The "Other result" for the Corporate Center includes the depreciation for the customer base amounting to EUR 15.8 million.
"Other result" summarises the four P&L positions, Other operating result, Results from financial assets – at fair value through profit or loss, - available for sale and - held to maturity.

Austria segment*

in EUR million	Savings Banks 1-3 09	Savings Banks 1-3 08	EB Oesterreich 1-3 09	EB Oesterreich 1-3 08	Austria 1-3 09	Austria 1-3 08
Net interest income	[illegible]	258.0	[illegible]	147.6	[illegible]	405.6
Risk provisions	[illegible]	-37.2	[illegible]	-24.8	[illegible]	-62.1
Net fee and commission income	[illegible]	98.6	[illegible]	75.9	[illegible]	174.5
Net trading result	[illegible]	4.7	[illegible]	7.1	[illegible]	11.8
General administrative expenses	[illegible]	-229.1	[illegible]	-165.8	[illegible]	-394.8
Other result	[illegible]	-13.3	[illegible]	-11.1	[illegible]	-24.4
Pre-tax profit	[illegible]	81.8	[illegible]	28.9	[illegible]	110.6
Taxes on income	[illegible]	-36.3	[illegible]	-6.7	[illegible]	-43.0
Post-tax profit from discontinuing ops	[illegible]	0.0	[illegible]	4.2	[illegible]	4.2
Minority interests	[illegible]	-41.5	[illegible]	2.1	[illegible]	-39.4
Net profit after minorities	[illegible]	**4.0**	[illegible]	**28.5**	[illegible]	**32.4**
Average risk-weighted assets	[illegible]	24,054.6	[illegible]	13,520.6	[illegible]	37,575.2
Average attributed equity	[illegible]	224.9	[illegible]	928.1	[illegible]	1,153.0
Cost/income ratio	[illegible]	**63.4%**	[illegible]	**71.9%**	[illegible]	**66.7%**
ROE based on net profit	[illegible]	**7.0%**	[illegible]	**12.3%**	[illegible]	**11.2%**

*) "Other result" summarises the four P&L positions, Other operating result, Results from financial assets – at fair value through profit or loss, - available for sale and - held to maturity.

Central and Eastern Europe (CEE) segment*:

	Czech Republic		Romania		Slovakia		Hungary		Croatia		Serbia		Ukraine	
in EUR million	[redacted]	1-3 08	[redacted]	1-3 08	[redacted]	1-3 08	[redacted]	1-3 08	[redacted]	1-3 08	[redacted]	1-3 08	[redacted]	1-3 08
Net interest income	[redacted]	249.0	[redacted]	166.6	[redacted]	74.9	[redacted]	65.4	[redacted]	43.4	[redacted]	6.0	[redacted]	3.5
Risk provisions	[redacted]	-21.9	[redacted]	-14.0	[redacted]	-10.4	[redacted]	-14.0	[redacted]	-4.1	[redacted]	-2.1	[redacted]	-2.6
Net fee and commission income	[redacted]	100.6	[redacted]	64.7	[redacted]	24.9	[redacted]	31.2	[redacted]	17.0	[redacted]	1.6	[redacted]	0.6
Net trading result	[redacted]	13.7	[redacted]	8.3	[redacted]	3.8	[redacted]	2.4	[redacted]	2.7	[redacted]	0.6	[redacted]	2.4
General administrative expenses	[redacted]	-175.3	[redacted]	-102.6	[redacted]	-56.2	[redacted]	-55.9	[redacted]	-30.8	[redacted]	-7.8	[redacted]	-10.8
Other result	[redacted]	-37.5	[redacted]	-4.0	[redacted]	-3.6	[redacted]	3.3	[redacted]	-0.2	[redacted]	4.5	[redacted]	0.1
Pre-tax profit	[redacted]	128.7	[redacted]	118.9	[redacted]	33.5	[redacted]	32.4	[redacted]	28.0	[redacted]	2.8	[redacted]	-6.8
Taxes on income	[redacted]	-27.4	[redacted]	-19.5	[redacted]	-5.3	[redacted]	-9.2	[redacted]	-5.7	[redacted]	0.2	[redacted]	1.4
Post-tax profit from discontinuing ops	[redacted]	1.8	[redacted]	-1.2	[redacted]	0.0	[redacted]	0.0	[redacted]	0.0	[redacted]	0.0	[redacted]	0.0
Minority interests	[redacted]	-1.2	[redacted]	-31.5	[redacted]	0.0	[redacted]	0.0	[redacted]	-8.7	[redacted]	-0.7	[redacted]	0.0
Net profit after minorities	[redacted]	**101.9**	[redacted]	**66.7**	[redacted]	**28.2**	[redacted]	**23.3**	[redacted]	**13.6**	[redacted]	**2.3**	[redacted]	**-5.4**
Average risk-weighted assets	[redacted]	10,740.9	[redacted]	8,134.3	[redacted]	3,691.5	[redacted]	4,527.6	[redacted]	3,418.9	[redacted]	696.3	[redacted]	449.6
Average attributed equity	[redacted]	757.1	[redacted]	387.2	[redacted]	263.1	[redacted]	311.7	[redacted]	156.8	[redacted]	39.0	[redacted]	35.1
Cost/income ratio	[redacted]	48.2%	[redacted]	42.8%	[redacted]	54.2%	[redacted]	56.5%	[redacted]	48.7%	[redacted]	95.6%	[redacted]	165.6%
ROE based on net profit	[redacted]	53.8%	[redacted]	68.9%	[redacted]	42.8%	[redacted]	29.8%	[redacted]	34.8%	[redacted]	23.4%	[redacted]	-61.7%

*) "Other result" summarises the four P&L positions, Other operating result, Results from financial assets – at fair value through profit or loss, - available for sale and - held to maturity.